The New Balance

Providing the Total Pasta Solution

AMERICAN ITALIAN
AIPC
PASTA COMPANY

ANNUAL REPORT 2002

MISSION STATEMENT

The following AIPC goals are the founding principles of our Company, and incorporate the values that have given us the vision and focus to produce the world's finest pasta.

GROWTH & PROFITS: Achieve short- and long-term growth in sales and profits to maximize value to our shareholders.

AIPC'S PEOPLE: Build a team of quality-minded and results-oriented people and provide an environment that encourages innovation, continuous improvement and superior performance, recognizes achievements and helps our people reach their full potential.

CUSTOMER OFFERING: Provide inspirational customer service and products of superior quality in a culture that drives toward lowest total delivered cost and continuous improvement in customer satisfaction.

CORPORATE IDENTITY: To be a customer-driven and quality-minded Company based on and committed to our guiding principles of integrity, fairness, performance and consistency.

CODE OF TEAM BEHAVIOR

1. Focus on, reward and celebrate results, not effort alone.
2. Work diligently, in the constant pursuit of excellence, with a sense of urgency.
3. Teach, coach and mentor. We want Team Members who "own" their process and develop others in a way that achieves and sustains excellence.
4. Say what you'll do. Do what you say.
5. Support each other. Work as a team.
6. Treat people with respect and dignity.
   - Talk positively, not negatively about others.
   - Focus emotions on issues, not the person.
7. Think and act creatively to improve existing processes, overcome obstacles and identify new opportunities.
8. Communicate clearly and often.
   - Seek and deliver feedback.
   - Tell the whole story and tell it honestly.
   - Provide timely, appropriate and actionable information.
   - Listen.



ABOUT THE COVER

In today's fiercely competitive business climate, AIPC has all the attributes for success – strength and marketplace muscle, flexibility and agility, timing and the new balance ... the qualities that make a *market leader.*

BOARD OF DIRECTORS MISSION STATEMENT

The primary role of the Board of Directors of American Italian Pasta Company is to create shareholder value. In this role, the Board provides oversight and counsel to management as follows:

- Reviews corporate performance, and critiques and approves global strategic and operating plans to ensure achievement of short- and long-term profitable growth.
- Assists the Chairman of the Board in selecting, motivating, evaluating and compensating the CEO, and reviews the remuneration strategy for Senior Management.
- Ensures the continuous application of the Company's mission statement as guiding management principles.
- Provides active participation, feedback and advice in Board and Committee meetings and with Senior Management to ensure the Company is committed to the guiding principles of integrity, fairness, performance and consistency, including fairness and accuracy in financial reporting. The Board also interacts with Senior Management to ensure the Company maintains a prudent risk management profile.
- The Board of Directors represents and is accountable to the Company's shareholders.

FINANCIAL HIGHLIGHTS

In thousands, except earnings per share Year ended September 30	**2002**	2001	% change (2002 vs. 2001)	2000	1999	1998
Revenue	**$ 380,799**	$ 310,789	22.5%	$ 248,795	$ 220,149	$ 189,390
Operating Profit	**71,985**	56,581[1]	27.2%	47,657	39,135	29,742
Net Income (Loss)	**41,299**	31,498[2]	31.1%	27,454	23,518	17,646[3]
Diluted Earnings Per Share	**2.21**	1.73[2]	27.7%	1.50	1.26	0.98[3]
Cash and Short-term Investments	**8,247**	5,284	56.1%	6,677	3,088	5,442
Total Assets	**640,609**	560,143	14.4%	383,771	322,222	259,381
Stockholders Equity	**297,106**	245,192	21.2%	198,404	201,730	176,784

NET REVENUES
($ in millions)


$189
$220
$249
$311
$381
98
99
00
01
02

COMPOUND ANNUAL GROWTH RATES
5 year 24.2%
3 year 20.1%

OPERATING PROFIT
($ in millions)


$29.7
$39.1
$47.7
$56.6[1]
$72.0
98
99
00
01
02

COMPOUND ANNUAL GROWTH RATES
5 year 31.6%
3 year 22.6%

DILUTED EARNINGS PER COMMON SHARE


$0.98[3]
$1.26
$1.50
$1.73[2]
$2.21
98
99
00
01
02

COMPOUND ANNUAL GROWTH RATES
5 year 39.4%
3 year 20.6%

OPERATING CASH FLOW
($ in millions)


$28.4
$38.0
$38.9
$44.2
$57.5
98
99
00
01
02

COMPOUND ANNUAL GROWTH RATES
5 year 20.0%
3 year 14.8%

CAPITAL EXPENDITURES
($ in millions)


$84.8
$74.0
$57.7
$39.3
$72.8
98
99
00
01
02

EMPLOYEES


360
562
511
535
627
98
99
00
01
02

(1) Before unusual charges associated with brand acquisitions.
(2) Before unusual charges associated with brand acquisitions and before extraordinary charge associated with debt refinancing.
(3) Before extraordinary charge associated with debt refinancing.

Timothy S. Webster
President and Chief Executive Officer



Horst W. Schroeder
Chairman of the Board

TO OUR FELLOW SHAREHOLDERS

As you review this year's annual report, we hope you're as pleased as we are with our Company's performance. We continued our 13-year track record of profitable double-digit volume growth. We think this track record is exceptional – not just in the pasta category, but also as compared to the food industry overall. We broadened the Company's customer base here and abroad, and furthered our cost advantage versus the competition. We grew sales to $381 million (+23%), operating profit to $72 million (+27%) and earnings per fully diluted share to $2.21 (+28%).

Today's Business Environment

Given today's business environment, your next question is most likely, "Great, but can I believe these numbers?" Our answer to you is an unequivocal, "Yes, you can!" We've worked diligently on our financial systems and controls since our founding. We have a highly qualified and conscientious Audit Committee that takes its job very seriously. It probably doesn't hurt that both of us and 10 others in our management team received their CPA credentials, or the European equivalent, prior to joining AIPC. We believe over time, you will know us as trustworthy people in a basic industry with an exciting business. We're fully adopting the expanded corporate governance requirements from recent legislation and have recently formed a Governance Committee of the Board of Directors.

While we're discussing current events, we would like to spend a minute on the hot topic of stock options. We've been proponents of stock options since the Company's founding when we both accepted below-market salaries in exchange for Company shares through stock option grants. Our financial sponsor from 1992 to our 1997 IPO (Morgan Stanley Capital Partners) believed in large management ownership stakes and aggressive goals. This formula worked extremely well for all parties concerned. We're not overly concerned about the accounting for stock options – we'll let the experts figure that out. What we do believe in is management having a meaningful stake (through direct share ownership and stock options), which aligns our long-term interests with yours. It's as simple as that. Our combined direct share ownership (excluding stock options) would place us in the top 20 largest shareholders as of year-end.

The New Balance in Pasta

Our theme for this year's annual report is "The New Balance – Providing the Total Pasta Solution." These few words represent one of the cornerstones of our success. We're combining the industry's most modern and lowest cost operations with the most comprehensive approach to pasta consumers.

The pasta market in the United States is more diverse than you probably realize. Most obvious are packages of dry pasta sold through traditional supermarkets. We believe that represents less than 40% of total consumption today! Where is the rest of the pasta going? The next biggest area is what we call the ingredient market – frozen foods, soups, dinners like Hamburger Helper, macaroni and cheese, delis, pasta salads, etc. Just look around your supermarket at all the items with pasta as an ingredient. We're there!

Next, consider sit-down restaurants and fast-food outlets. We estimate almost 2 billion pasta meals will be served in these establishments this coming year, and you guessed it – we're there, again!

In the retail channel, we have the most comprehensive approach as well. Our combination of leading regional brands, premier private label programs and imported pastas is unmatched by our competitors. We're also the industry leader in supplying the fastest-growing segment of the retail market – mass merchants like Wal-Mart, club stores like SAM'S Club, discounters like Aldi and dollar stores which we estimate represent 15% to 20% of food sales in the United States.

To summarize our New Balance theme, we believe that combining the industry's low-cost producer with the most comprehensive approach to the pasta market gives us a sustainable one-two punch creating industry leadership and shareholder value. Obviously, we hope you agree.

Update on European Operations

We are quite pleased with the progress in our Italian operation. The initial phase of this international expansion has been successfully completed. The facility is complete and operating with excellent quality and efficient production, supplying profitable volumes to over a dozen existing U.S. customers. As we embark in the second phase, which is broadening the international business and customer base, we have hired Mr. Andrea Ghia as Managing Director to lead the charge. Andrea came with many years of sales and marketing and business development experience in Europe and other international markets. To facilitate and accelerate this process, we acquired the brands and customer businesses of Pasta Lensi, S.r.l. This acquisition broadens our product range and customer appeal, as well as allowing us to capitalize on some existing business throughout Europe (especially the U.K.) and in the Middle East. The transaction was consummated on September 24, 2002, and we simultaneously renamed our Italy subsidiary, Pasta Lensi, S.r.l., to draw on the outstanding international reputation the Lensis have around the globe.

Contributors to Success

Finally, we want to thank our employee partners, both in the United States and Italy, over 80% of whom are shareholders. We had excellent execution of our business plans over the last two years of very rapid expansion and growth. From the production area to customer service to our expanded sales organization, we've maintained excellent and consistent service, quality and cost performance with much greater complexity and scale. We successfully implemented a new warehouse management system this year without disrupting supply to our customers. We think it is truly remarkable that we generated $381 million in sales with only 627 employees on hand at year-end – these are very productive people!

Thanks to our customers for their business, which we must earn every day. Thanks to our suppliers for supporting our growth with quality, competitively priced products and services. Thanks to our Directors for their guidance and loyalty to the Company in spite of the heavily increased burdens and expectations put on every director these days. And thanks to you, our shareholders, for committing your capital to "The New Balance" in pasta!

We hope to see you at our annual meeting on February 6th in Kansas City!

Horst W. Schroeder

Timothy S. Webster

Kansas City, Mo.
December 30, 2002

Pasta Is Ev

Americans consumed an estimated 4 billion pounds of pasta in 2002 ... or about 14 pounds for every person in the United States. With its combination of value, nutrition and variety, pasta is a popular favorite, prepared and enjoyed in homes and in restaurants of every type throughout the country. Pasta is truly everywhere!


INGREDIENT PASTA MARKET
KRAFT
Macaroni & Cheese
Thick 'n Creamy
40% More Cheese Sauce
Budget Gourmet
Premium
Swedish Meatballs
Chef Boyardee
JUMBO
SPAGHETTI AND JUMBO MEATBALLS
Chef Boyardee
Homestyle
Chicken Parmesan
Beefaroni
Michelina's
Authentico
Noodles with Chicken, Peas & Carrots
Campbell's
Healthy Request
Campbell's
SELECT
Chicken with Egg Noodles
Campbell's
CHUNKY
Classic Chicken Noodle
Hamburger Helper
Three Cheese


FOOD SERVICE AND
Marriott.

Key Pasta Facts*

Approximately 2 billion pasta meals are served away from home annually in the U.S. market – in restaurants, schools, hotels, healthcare and other settings.

For every pound sold in the pasta section, we estimate that a pound of pasta is sold as an ingredient in other food products – in dry foods, side dishes, soups, frozen dinners and more. This is a **rapidly expanding growth market for AIPC.**

The U.S government and military rank as the largest purchaser of pasta in the country.

*Based on Company estimates

erywhere!


RESTAURANT MARKET
Olive Garden
Pizza Hut
RETAIL MARKET
shells
MEIJER
Thin Spaghetti
IMPORTED
Elbow Macaroni
SPAGHETTI
Publix
Tri-Color ROTINI
MANICOTTI

Pasta's popularity continues to *grow due to its nutritional value,* taste and convenience. More than

75%

of Americans

say they eat pasta at least once a week, while a third eat it three or more times a week.

15-20%

of pasta purchased

is sold in retail channels other than supermarkets – *mass merchants, club stores,* discounters, dollar stores, even catalogs – and growing rapidly.

The most popular pasta dish

is spaghetti, preferred by 40% of Americans, followed by lasagna (12%), macaroni and cheese (6%), fettuccine (6%), linguine (3%), elbows (3%), pasta salad (3%) and angel hair (2%).

One billion pounds of pasta in *16-ounce packages of spaghetti* placed end-to-end would stretch

212,595

miles

– enough to circle the earth's equator nearly nine times.

The New Balance

Providing the Total Pasta Solution in All Markets and Channels

AIPC has developed the most diverse and fastest-growing array of customer businesses of any pasta company in North America. This Total Pasta Solution approach gives our customers one-stop shopping for their pasta requirements.

Our strategy has solidly positioned us to benefit from changes in consumer behavior – more meals away from home, more microwavable meals, more food purchases at Wal-Mart and other mass merchants – and better overall coverage of these large and diverse market opportunities.

We've always wanted to "hitch our wagon" to customers like SYSCO, Wal-Mart, Kroger and General Mills that have market leadership and are gaining share in their markets. The New Balance strategy will allow us to meet more of these needs than our "single focus" competitors, which combined with our lowest-cost operations, creates a winning and profitable formula.

The Total Pasta Solution

Retail

74% of AIPC's 2002 revenues

Institutional

26% of AIPC's 2002 revenues


Imports
Retail sales grew in 2002
Private Label
Leading Brands
Food Service and Restaurants
Institutional sales grew in 2002
Ingredient Pasta
Dinners, Side Dishes, Macaroni and Cheese, Soups, Salads
World Class Operations

Our Foundation

A DECADE OF SUCCESS:

Over the last 10 years, AIPC has grown financially, expanded geographically and executed operationally ... and today ranks as the largest supplier of pasta in the United States.

1993

Flood hits Midwest. With rail lines closed, AIPC has to truck in wheat. For eight days, water service is unavailable to Excelsior Springs, Mo. plant and water is also trucked in. Employees design makeshift water supply to keep plant running. The slogan "Find a Way" becomes common in the Company.

1994

We begin doing business with SAM'S Club, our first club store customer.

Strengthened Sales and Marketing Organization

AIPC has built a highly skilled and experienced sales and marketing group to drive our growing retail business. Customer-focused salespeople manage both the branded and private label business and help **develop pasta category solutions** including optimal product assortment, pricing strategy and the most productive promotion plans.


AIPC
AMERICAN ITALIAN PASTA COMPANY
North America's Largest Pasta Manufacturer

Pictured left to right: Keith Conard, Mike Kaczynski, Dave Kaplan, Jerry Dear and Pat Regan accepting *Private Label Magazine's* Category Colonel award for sales and marketing excellence.



Pictured left to right: The VISTA Installation Team – Cara Vandel, Robert Roder, Donna Hervert, Dan Rennell and Noelle Marlar.

New Capabilities and Processes

AIPC has built best-in-class capabilities to effectively manage our growing retail business. A great example is the VISTA Trade Marketing Spending management system, implemented in 2002. This state-of-the-art management system enables us to track and account for our trade marketing spending. More importantly, it allows us to analyze and understand the "return on spend" on our promotional spending, and ultimately **improve the productivity** of those dollars.


WAL★MART

Reliable and Efficient Customer Service

Because we supply brands, private label and imports in the same supply chain network, AIPC is by far the **most efficient and effective logistics partner** in the pasta category. Our customers can count on our customer service to be:

- **Low Cost** – most products ship direct from the plant, avoiding extra handling and transportation charges.
- **Reliable** – over 99% order fill rates.
- **Efficient** – private label, brands and imports are all delivered on one truck with only one purchase order to process.

AIPC CODE OF TEAM BEHAVIOR:
Support each other. Work as a team.

Excelsior Springs pasta plant and mill area expanded. Two additional pasta lines are added bringing total to seven. Continuing growth of private label and addition of SAM'S Club require more production capacity.

Lanter Company identified for integrated partnerships in distribution and logistics activities with distribution centers constructed (and connected) to the pasta plants.

Construction begins in Excelsior Springs on adjoining 80,000-square-foot distribution center.

The New Balance continued

Improving Our Brand Presence

In 2002, we reinvigorated the Mueller's brand with a multifaceted program showcasing Mueller's as the essential element to easy and delicious meal solutions. New positioning reinforced the brand's long-time heritage as America's Favorite Pasta and delivered great recipes and easy meal ideas through the "Create-A-Meal" matrix. We developed a partnership with Rachael Ray, noted Food Network personality and cookbook author, to deliver new **easy meal preparation** in key Mueller's markets.


Mueller's
Rachael Ray's Bowties In No Time
1 lb Mueller's Bowtie Pasta
2 tbsp extra virgin olive oil, 2 turns of the pan
1 small red bell pepper, diced
1 small green bell pepper, diced
1 medium zucchini, diced
3 cloves garlic, diced
Salt and pepper to taste
1 28 oz can crushed tomatoes
1/2 cup basil leaves, shredded
Grated Parmigiano Reggiano
Cook pasta according to directions on the box. When you put the water on to boil, begin preparation for sauce. Preheat oil in large skillet over medium-high heat. Add peppers, zucchini and garlic to pan, season with salt and pepper and cook, stirring frequently, 8 to 10 minutes. Add crushed tomatoes and reduce heat to medium-low. Simmer 5 minutes, stir in basil and remove from heat. Add pasta and toss. Top with grated cheese. At the table, pass crusty bread and a green salad to complete the meal.
"30-Minute Meals" Author Rachael Ray


Spaghetti
Lasagne
Rotini
Rotelle

Martha Gooch Joins AIPC

We continue to add to our powerful portfolio of profitable regional brands with the recent acquisition of the Martha Gooch Pasta Brand. This brand has achieved tremendous brand equity and the No. 1 or 2 share position in Kansas, Missouri, Oklahoma, Nebraska and Iowa. We continue to explore opportunities that fill geographic niches and meet our highly selective criteria of profitability and performance.

Building on Our Kid Appeal

To build on the great growth of child-oriented products, AIPC launched "Fun Pasta Shapes" on the R&F, Anthony's and Ronco brands. A trio of fun shapes – sport shapes, zoo animals and dinosaurs – were introduced to appeal to youngsters of all ages. Customer acceptance continues strong, proving that innovation in child-targeted products can drive sales in the food industry. We also acquired the Pasta Pals line as part of the Lensi acquisition in Italy.


RONCO
ZOO ANIMALS
FUN PASTA SHAPES
R&F
DINOSAURS
FUN PASTA SHAPES
pasta pals
ANIMALS
Anthony's
SPORTS
FUN PASTA SHAPES

1994 (continued)

Employment reaches 250.

Planning initiative begins to assess opportunities for Southeastern plant based on expanded customer base and demand in Eastern United States.

1995

Columbia, S.C. plant is constructed with two pasta lines, and distribution centers are added to Excelsior Springs and Columbia plants.

Customers Speak Out on the AIPC "New Balance" Strategy

Our business strategy is simple – to grow our share of consumer and customer requirements with the most comprehensive array of products and services supported by the best operating team (our people and our plants) in the industry. Here, two of our largest customers describe why AIPC's New Balance strategy is preferred to the narrower offering of our competitors. Their desire to work with fewer, more sophisticated suppliers and the trend toward fewer brands on the shelf makes our combination of leading regional brands, premier private label programs and imported Italian pastas a winning formula that will profitably gain market share for years to come.

Located in Salisbury, N.C., Food Lion is among the largest supermarket chains in the United States with 1,200 stores in 11 Southeastern and Mid-Atlantic states. AIPC supplies over 80% of Food Lion's dry pasta requirements, ranging from private label to the leading brand to specific import programs. Applying our New Balance strategy to retailing, we can offer Food Lion valuable synergies unavailable from other pasta manufacturers – a professional AIPC sales executive working directly with Food Lion, joint shipments of branded, private label and imported pasta, a manufacturing/distribution facility in the heart of Food Lion's geography and more.

"AIPC is a great partner for Food Lion in the pasta category. Their facility in Columbia is perfectly located for our business. In addition, being able to get the right combination of private label, branded and imports all on the same truck has provided Food Lion with significant logistical savings. They have also provided us with tools on promotional and pricing management that have helped us manage the overall category. Their combination of experience and product variety from branded to private label to imports has helped us grow our business over the last three years."

– KEVIN PRUITT, FOOD LION CATEGORY MANAGER

Meijer operates 150 combo stores throughout Michigan, Ohio, Illinois and Indiana. We helped them simplify the pasta category by reducing the number of brands carried, and developed a customized logistics solution that gave Meijer significant savings and service enhancements. Our store-specific marketing support and customized product solutions helped to establish the Mueller's brand in new markets and expand Mueller's offerings into all 150 stores. The result of this collaboration is overall pasta category growth of more than 10% – driven by 32% sales growth of Meijer brand pasta and a 68% jump in sales for the Mueller's brand.

"AIPC has brought a total package to the pasta category. It started with a local sales contact and continued with a great logistics solution. They make 100% of our Meijer domestic brand and have offered a great support plan for their Mueller's branded offering. This makes running promotions simple while allowing us to have the right offerings for our guests."

– CHRIS BUCKLER, MEIJER CATEGORY MANAGER

AIPC launches Pasta LaBella Flavored Pasta – the first and only pastas with rich and recognizable flavors after they are cooked.

1996

AIPC exploits Columbia manufacturing cost advantage in the Eastern United States, leading to the rapid growth of the private label customer base.

1997

A new state-of-the-art mill is built at the Columbia facility and two pasta lines are added to the plant.

World Class Operations

Being a Low-Cost Producer Starts in Our Plants

Each of AIPC's plants is designed to achieve an objective – to be the industry's lowest-cost producer of high-quality products. Toward that objective, our plants are geographically located and equipped to serve current and future AIPC customers. Key corporate functions such as purchasing, engineering and planning are centralized so our plants can focus exclusively on improving productivity and serving customers. We understand the importance of being the lowest-cost producer and are devoted to improving our advantage every hour of every day.

Room to Grow – Our Plants and Our People

OUR PLANTS The achievement of optimum capital efficiency is a long-term objective. AIPC plants are designed with room to grow – sacrificing near-term capital returns on investment in production infrastructure pays handsome returns as the initial capital is leveraged through subsequent expansions. We can add incremental pasta production capacity at costs which are 40% to 50% lower per output pound than our initial investments. Room to grow our plants gives AIPC a tremendous capital advantage and better "speed" in pursuing new opportunities.

OUR PEOPLE Operating the industry's most efficient plants takes more than the finest assets – it takes outstanding people working in a culture that encourages them to reach their full potential. We seek team members who are highly motivated, results-oriented and quality-minded. Performance and results achievement are measured in every plant every day. High performers are given room to grow, taking on additional or new responsibilities that expand their skill development. For example, 13 high performers were transferred to the new Tolleson, Ariz. plant, where these key team members make up approximately one-third of the plant's initial workforce. They are establishing the AIPC culture and performance benchmarks for the entire facility.

Pictured at right:
Chris Reynolds, Lead Packaging Machine Operator, and Effie Anderson, Quality Lab Specialist.



THE INDUSTRY'S LOWEST-COST STRUCTURE WITH ROOM TO GROW

950 ▶ **1.05** ▶ **1.6**

950 Million lbs.
Current Worldwide Capacity

1.05 Billion lbs.
With Arizona Facility

1.6 Billion lbs.
Expansion Capacity within Current Infrastructure

1997 (continued)

Long-term supply agreement signed with Bestfoods to produce Mueller's brand pasta. This breakthrough agreement creates a 60% increase in annual production volume and makes us more cost competitive in existing markets.

On October 9, AIPC shares begin trading on the NYSE in our initial public offering (IPO). We sold 5.3 million shares and raised approximately $95 million. With an initial price of $18, shares open at $22 per share in heavy trading.

1998

The Columbia and Excelsior Springs distribution centers are expanded to accommodate increasing volumes.





Tolleson, Ariz.

AIPC is opening a 300,000-square-foot combination production and warehousing facility during fiscal 2003 with initial annual production capacity of over 100 million pounds. The Tolleson location will significantly improve our service responsiveness to Western customers, and just as importantly, *will significantly and* permanently lower our logistics costs.



Excelsior Springs, Mo.

AIPC's largest and most versatile facility, with annual pasta production capacity of over 350 million pounds, this plant serves customers in each of AIPC's business units. With a dedicated 200,000-square-foot warehouse and integrated durum wheat mill, this plant is believed to be the largest *pasta production facility* in North America.



Kenosha, Wis.

With annual pasta production capacity of nearly 200 million pounds and only 47 employees, this facility serves the nation's leading food marketers with bulk pasta. Adjoining a durum and soft wheat mill, this facility is believed to be the industry's lowest-cost pasta production plant – and *the only plant exclusively* designed to service industrial customers.



Columbia, S.C.

Serving AIPC's foodservice, private label and branded customers, we believe this to be North America's most cost-efficient producer of retail pasta. With annual capacity of over 330 million pounds, an integrated durum wheat mill and a nearly 300,000-square-foot distribution *center, this plant serves* the majority of AIPC's Eastern customers.



Verolanuova, Italy

Opened in 2001, this plant serves both European and North American customers with superior "Made in Italy" pastas. With annual production capacity of 110 million pounds, this plant has established itself as a low-cost producer of a variety of premium pasta products.

AIPC FOUNDING PRINCIPLE:

Build a team of quality-minded and results-oriented people and provide an environment that encourages innovation and continuous improvement.

"Efficiency with people and capital is the foundation of AIPC's strategic advantage. It is our passion to improve that advantage daily."

– DAVE WATSON, EXECUTIVE VICE PRESIDENT – OPERATIONS AND CORPORATE DEVELOPMENT

The Excelsior Springs plant was expanded with the addition of three pasta lines. We begin retail lasagna production, *improving the quality and lowering the cost of this* important product category.

Planning begins for a state-of-the-art plant that would be dedicated to the industrial segment.

Borden announces plant closings and decision to exit private label and ingredient markets.

Growth & Profits

Employees, Technology and Business Partners Help Drive Costs Down

AIPC maintains a steadfast commitment to always being the low-cost producer. This commitment creates a competitive advantage for pricing, profits and generating incremental "Funding for Growth." Our cost-reduction success is driven by our employee culture of constantly seeking ways to improve costs, by our investment in technology and its integration, and by teamwork with our valued business partners.

Employee Culture – Low-Cost Producer Awards



Richie George is the 2002 winner of the annual Low-Cost Producer Award, earning 125 shares of AIPC stock. He and his wife, Wanda, will be hosted at dinner by the Board of Directors during the annual meeting and treated to an all-expense-paid trip to Italy.

A packaging machine operator in Excelsior Springs, Mo., Richie is responsible for operating machinery that completes the packaging process for cartons. With a simple, yet effective, idea with application across all the carton items AIPC produces, Richie's idea will generate nearly $250,000 in annual savings. And he didn't stop with a single idea – Richie submitted nine cost-saving ideas during 2002.

Cathy McFall is a runner-up winner for the 2002 Low-Cost Producer Award, earning 25 shares of AIPC stock. While performing her duties as an accounts receivable clerk in Kansas City, Cathy noticed redundancy and wasted activities associated with the invoicing and filing of multiple copies. Taking the initiative to streamline the accounts receivable process, she saved over $35,000 in overtime for performing non-value-added activities.





Rod Desjarlais is another runner-up winner, also awarded 25 shares of AIPC stock. A senior press operator in our Columbia, S.C. facility, Rod designed and installed a series of controls within the processing area that not only prevent costly defects but improve overall quality and cost. His idea has global application in each of AIPC's five production plants.

In 2002 alone, over 100 employee ideas helped AIPC "Fund the Growth."

1998 (continued)

In April, AIPC completes a secondary offering as Morgan Stanley Capital Partners converts a majority of its $5/share 1992 equity investment at $30/share in only six years!

1999

The Kenosha, Wis. facility is constructed with three pasta lines, creating the first plant dedicated for industrial customers. Design input provided by key customers like Kraft, General Mills and Pillsbury.

Milling partnership formed with Amber Milling/Harvest States, broadening durum wheat sourcing opportunities and raw material flexibility.

Investing in Technology

With the industry's strongest balance sheet, we are able to invest in cost-saving technology which, combined with our highly developed workforce, delivers outstanding returns. For example, in 2002 in our Excelsior Springs and Columbia plants we installed one of the industry's first applications of color-sorting technology to durum wheat milling. We expect this example of aggressive management of raw material costs alone will result in a rapid payback and broader access to the ever-changing durum market.


SATAKE
AIPC

AIPC CODE OF TEAM BEHAVIOR:

Think and act creatively to improve existing processes, overcome obstacles and identify new opportunities.

Pictured above: Phil Jilka, Excelsior Springs Mill Manager, demonstrates the benefits of color sorting. With this equipment, virtually every grain of durum wheat is analyzed photo-electronically. Only that wheat which meets AIPC's exacting quality standards is accepted into the milling process.

2000

The Columbia plant is expanded and two pasta lines are added. Rapid private label growth in the East requires more capacity.

After several years of manufacturing Mueller's brand pasta for Bestfoods, AIPC acquires the brand and begins the New Balance strategy of a broader category offering in many key markets.

The Columbia distribution center is expanded to nearly 280,000 square feet to support our rapidly expanding retail business customers and eliminate costly overflow warehousing.

Growth & Profits continued

Teamwork with Our Business Partners

The AIPC appetite for achieving low costs doesn't stop with our employees and technology. We have initiated several programs this year that drive cost out of the extended supply chain – resulting in savings for AIPC, our customers and our suppliers. By partnering across our collective businesses, we can achieve cost reduction synergies that bring us competitive advantages.



"AIPC has driven the notion of targeted cost saving into every corner of their operation. Not only does this mindset help AIPC, but it makes us a better company as well."

– STEVE LANTER, CEO OF LANTER COMPANY, AIPC'S WAREHOUSING AND DISTRIBUTION PARTNER

AIPC CODE OF TEAM BEHAVIOR:

Teach, coach and mentor. We want Team Members who "own" their process and develop others in a way that achieves and sustains excellence.


LANTER

Pictured above: Investing in technology – In 2002, we implemented a new warehouse and inventory management system that will generate significant annual savings, while improving our industry-leading service.

2001

The Columbia plant is expanded to add the production of retail lasagna – nearly 11 million pounds annually.

AIPC acquires seven pasta brands from Borden Foods, significantly increasing its retail market presence.

The Italian facility opens to sell imported products to our U.S. customers and to expand into new markets like the U.K., France and Germany.

Investing Our Savings

In Our Employees

How do we build a workforce of approximately 600 people that generates revenue per employee of over $600,000?

We do it by selecting results-oriented people, investing in relevant training and development, and providing ample incentives. The result is an all non-union workforce that is passionate about delivering significant productivity gains year after year.

PRODUCTIVITY


0.8
1.0
1.1
1.3
1.5
1.6
1.7
1.9
2.1
94
95
96
97
98
99
00
01
02

Millions of pasta lbs. produced per manufacturing employee

AIPC FOUNDING PRINCIPLE:

To be a customer-driven and quality-minded Company based on and committed to our guiding principles.

In Customer Growth

We leverage savings from AIPC's position as a low-cost producer of high-quality pasta to gain new customers and benefit existing customers. For example, we have made a significant investment in our Kenosha plant, adding a fourth production line to serve our growing business with General Mills. Our investment has been validated by increased sales and a long-term contract, bringing the Kenosha plant's utilization to 100%.



Pictured above: *Kenosha's "B-Line," our largest Company-wide, is working at capacity as a result of our General Mills business expansion.*

"AIPC's commitment to eliminating non-value-added costs is impressive and a strategic advantage. Most importantly, AIPC's team focus in managing productivity and cost is a remarkable organizational advantage and was key in our decision to outsource our business to them."

– JOHN WIEBOLD, SOURCING MANAGER, GENERAL MILLS

To Reward Our Shareholders

Our "Funding the Growth" program benefits more than employees and customers. This relentless focus on cost reduction also benefits AIPC shareholders in two ways. First, we reinvest much of our savings into growing our revenues through new customer expansion or acquisitions. Second, we have been able to increase the Company's profitability (net income

EARNINGS PER SHARE


$.42
$.98(1)
$1.26
$1.50
$1.73(2)
$2.21
97
98
99
00
01
02

as a percentage of sales) from 3.9% in 1997 to 10.8% in 2002. This double benefit of rapid revenue growth on top of increasing margins has created significant earnings growth. In the five-year period from 1997 to 2002, earnings per share increased from $.42 to $2.21, an over five-fold increase.

(1) Before extraordinary charge associated with debt refinancing.
(2) Before unusual charges associated with brand acquisitions and before extraordinary charge associated with debt refinancing.

2002

Construction of the Tolleson, Ariz. plant is initiated to reduce logistics costs with existing Western customers and brands and to strengthen our competitive position in these markets.

General Mills and AIPC commit to significant long-term supply agreement, strengthening AIPC's industrial competitive position.

Production capacity is expanded in Excelsior Springs and Kenosha with the addition of two production lines.

THE BEST IS YET TO COME!

Recognition

Award Winners from Last Year's Annual Meeting

2001 Employee Awards

Team Member, Kenosha:
Gary Swenby, Press Operator

Team Member, Columbia:
Jenny Scott, Sanitor

Team Member, Excelsior Springs:
Suzie Main, Payroll & Benefits Coordinator


Gary Swenby


Jenny Scott


Suzie Main

2001 Supplier Awards

Contractor of the Year:
Europe Systems - Cortefranca, Italy

Supplier of the Year:
Western Container/Americraft

EUROPE SYSTEMS


Diego Moretti

WESTERN CONTAINER/AMERICRAFT


Robert Sweet


Richard Westlund


Richard Horton


Rick Johnson

2001 Customer Awards

Customer of the Year:
Price Chopper

Marketer of the Year:
H.E. Butt

Import Marketer of the Year:
Kroger

Institutional Customer of the Year:
SYSCO Corporation

PRICE CHOPPER


Bill Drake


Mike Pennypacker

H.E.BUTT


Shannon Simms


Daryl Klovstead

SYSCO


David Dionne

Use of Trademarks

The following are registered trademarks of American Italian Pasta Company: Anthony's®, Globe "A1"®, Golden Grain®, Luxury®, Martha Gooch®, Montalcino™, Mrs. Grass®, Mueller's®, Pasta LaBella®, Pasta Lensi, Pasta Pals, Pennsylvania Dutch®, R&F® and Ronco®.

Throughout this report, trademarks are used which are not owned by American Italian Pasta Company. AIPC's use of such trademarks should not be considered an endorsement by their respective owners. The following is a list of the trademarks and their respective owners:

Archer Farms™ (Target Corporation), Budget Gourmet® (Luigino's, Inc.), Campbell's® (Campbell Soup Company), Chef Boyardee® (ConAgra Brands, Inc.), Flavorite™ (SUPERVALU, INC.), Food Lion® (Delhaize Group), Great Value™ (Wal-Mart Stores, Inc.), Hamburger Helper® (General Mills, Inc.), Kraft® (Kraft Foods North America, Inc.), Kroger® (The Kroger Company), Marriott® (Marriott International, Inc.), Meijer™ (Meijer, Inc.), Michelina's® (Luigino's, Inc.), Olive Garden® (Darden Restaurants, Inc.), Pizza Hut® (Yum! Brands, Inc.), Private Selection® (Inter-American Products), Publix® (Publix Super Markets, Inc.) and SYSCO® (SYSCO Corporation).

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: September 27, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-13403

American Italian Pasta Company
(Exact name of Registrant as specified in its charter)

Delaware	84-1032638
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116
(Address of principal executive office and Zip Code)

Registrant's telephone number, including area code: (816) 584-5000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Convertible Common Stock: $.001 par value per share	New York Stock Exchange

Securities registered pursuant to section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filed (as defined in Rule 12b-2 of Securities Exchange Act). Yes [X] No [ ]

As of December 10, 2002 the aggregate market value of the Registrant's Class A Convertible Common Stock held by non-affiliates (using the New York Stock Exchange's closing price) was approximately $631,599,650.

The number of shares outstanding as of December 10, 2002 of the Registrant's Class A Convertible Common Stock was 17,700,855 and there were no shares outstanding of the Class B Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement for the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III of this Report. The Definitive Proxy Statement will be filed no later than 120 days after September 27, 2002.

Introduction and Certain Cautionary Statements

American Italian Pasta Company's ("we" or the "Company") fiscal year end is the last Friday of September or the first Friday of October. This results in a 52- or 53-week year depending on the calendar. Our first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30 or the first Friday of the following month of each quarter. Fiscal 2003 will be 53 weeks and end on October 3, 2003. For purposes of this Annual Report on Form 10-K (this "Annual Report"), all fiscal years are described as having ended on September 30.

The discussion set forth below, as well as other portions of this Annual Report, contains statements concerning potential future events. Such forward-looking statements are based upon assumptions by our management, as of the date of this Annual Report, including assumptions about risks and uncertainties faced by us. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of our assumptions prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, those factors described below under "Risk Factors." Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We will not update any forward-looking statements in this Annual Report to reflect future events or developments.

We hold a number of federally registered and common law trademarks, which are used throughout this Annual Report. We have registered the following marks, among others, with the U.S. Patent and Trademark Office: AIPC, American Italian Pasta Company, Pasta LaBella, Montalcino, Calabria, Heartland, Mueller's, Anthony's, Globe/A-1, Luxury, Mrs. Grass, Pennsylvania Dutch, R & F, and Ronco.

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment in our common stock. The risks described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations. If any of the following risks occur, our business, financial condition or operating results could be materially harmed. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

Our business is dependent on several major customers.

Historically, a limited number of customers have accounted for a substantial portion of our revenues. During fiscal 2002, 2001 and 2000, Sysco accounted for approximately 11%, 13% and 15% of our revenues, respectively, and Wal*Mart, Inc. (including Sam's Wholesale Club) accounted for approximately 13%, 12% and 15% of our revenues, respectively, over the same periods. We expect that we will continue to rely on a limited number of major customers for a substantial portion of our revenues in the future.

We have a mutually exclusive supply contract with Sysco (the "Sysco Agreement") that is effective through June 2003, with a renewal option at Sysco's discretion for an additional three-year period. The Sysco Agreement may be terminated by Sysco upon certain events, including a substantial casualty to or condemnation of our Missouri plant. Under the Sysco Agreement, we are restricted from supplying pasta products to foodservice businesses other than Sysco without Sysco's consent.

We do not have supply contracts with a substantial number of our customers, including Wal-Mart and Sam's Wholesale Club. We depend on our customers to sell our products and to assist us in promoting customer acceptance of, and creating demand for, our products. If our relationship with one or more of our major customers changes or ends, our sales could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

The market for pasta products is highly competitive, and we face competition from many established domestic and foreign producers. We may not be able to compete effectively with these producers.

The markets in which we operate are highly competitive. We compete against numerous well-established national, regional, local and foreign companies in the procurement of raw materials, the development of new pasta products and product lines, the improvement and expansion of previously introduced pasta products and product lines and the production, marketing and distribution of pasta products. Competition for pasta products is based primarily on product quality and taste, pricing, packaging, and customer service capabilities. Our ability to be an effective competitor will depend on our ability to compete on the basis of these characteristics. We believe that we currently compete favorably with respect to these factors. However, we cannot assure you that we will continue to be able to do so in the future. Some of our competitors have longer operating histories, significantly greater brand recognition and greater production capacity and financial and other resources than we do. Our direct competitors include large multi-national companies such as New World Pasta LLC and Barilla (an Italian-owned company with manufacturing facilities in the U.S.), regional U.S. producers such as Dakota Growers Pasta Company, Philadelphia Macaroni Co. Inc. and A. Zerega's Sons, Inc., each an independent producer. We also compete against food processors such as Kraft Foods, General Mills, Inc., ConAgra, Campbell Soup Company and Stouffers Corp., that produce pasta internally as an ingredient for use in food products. We also compete with Italian producers such as De Cecco. We cannot assure you that our customers will continue to buy our products or that we will be able to compete effectively with all of these competitors.

In 2001 we commenced operations in Italy to produce pasta to sell in the U.S., the United Kingdom and continental Europe. Competition in these international markets is also intense and comes primarily from major Italian pasta companies such as De Cecco and Barilla, and from several small, locally recognized producers. We have significantly more experience in U.S. markets than in European markets and there is no assurance we will be able to achieve a significant presence in those markets.

If aggregate production capacity in the U.S. pasta industry increases, we may have to adopt a more aggressive pricing strategy, which would negatively affect our results of operation.

Our competitive environment depends on the relationship between aggregate industry production capacity and aggregate market demand for pasta products. Increases in production capacity above market demand could have a material adverse effect on our business, financial condition and results of operations. Over the past three years, our new plant in Arizona is the only new pasta manufacturing facility completed in the U.S. and several smaller facilities have been closed, resulting in a net contraction of North American pasta production. However, if pasta production capacity were to expand in the future as a result of, for example, a new competitor entering the market or an existing competitor adding additional manufacturing capacity, it may increase competition and supply of products which could lead to more aggressive pricing strategies, potentially causing pressure on profit margins or reduced market shares with a material adverse effect on our business, financial condition and results of operations.

If existing anti-dumping measures imposed against certain foreign imports terminate, we will face increased competition from foreign companies that are subsidized by their governments and could sell their products at significantly lower prices than us, which could negatively affect our profit margins or market shares.

Domestic pasta prices are also influenced by competition from foreign pasta producers and, as such, by the trade policies of both the U.S. government and foreign governments. Several foreign producers, based principally in Italy and Turkey, have aggressively targeted the U.S. pasta market in recent years. In 1996, a U.S. Department of Commerce ("Commerce") investigation revealed that several Italian and Turkish producers were engaging in unfair trade practices by selling pasta at less than fair value in the U.S. markets and benefiting from subsidies from their respective governments. Effective July 1996, Commerce imposed anti-dumping and countervailing duties on Italian and Turkish imports (the "Anti-dumping Order"). The Anti-dumping Order was extended for five years through 2006. While such duties may enable us and our domestic competitors to compete more favorably against Italian and Turkish producers in the U.S. pasta market, there can be no assurance that these duties will be maintained for any length of time, or that these or other foreign producers will not sell competing products in the United States at prices lower than ours. During fiscal 2002, we received payments from the U.S. government under the Anti-dumping Order in an aggregate amount of approximately $7.6 million. We cannot assure you that we will continue to receive such payments in the future. Furthermore, bulk imported pasta and pasta produced in the U.S. by foreign firms are generally not subject to anti-dumping and countervailing duties. If foreign pasta producers enter the U.S. market by establishing production facilities in the United States, this would further increase competition in the U.S. pasta market. If we are unable to compete effectively with these competitors, it could have a material adverse effect on our business, financial condition and results of operations.

We may experience difficulty in managing our growth.

We have experienced rapid growth and we expect to continue significant growth in the future. Successful management of any such future growth will require us to continue to invest in and enhance our operational, financial and management information resources and systems, accurately forecast and meet sales demand, accurately forecast retail sales, control overhead and attract, train, motivate and manage our employees effectively. There can be no assurance that we will continue to grow or that we will be effective in managing our future growth. Any failure to effectively manage growth could be detrimental to our goals of increasing revenues and market share and could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to sustain our historical growth rate.

We have grown our revenues and unit volumes rapidly over the last several years. This growth has come primarily from gaining market share at the expense of our competitors and expansion through acquisitions. There can be no assurance that we will be able to continue to grow our business at the rates we have experienced in the past.

The purchase of the Mueller's® pasta brand and the seven brands acquired from Borden Foods moves us into the branded retail pasta business where we have relatively limited experience.

Our purchase of the Mueller's® pasta brand in November of 2000, and several pasta brands from Borden in July of 2001, and other smaller acquisitions in 2002, significantly increases our investments in the branded retail market, a market in which we had relatively little direct experience prior to the acquisitions. Retail pasta sales are subject to intense competition, changes in consumer preferences, the effects of changing prices for raw materials and local economic conditions. The success of our branded business will be dependent upon our ability to manage the brands successfully (including implementing effective marketing and trade promotion programs), to anticipate and respond to new consumer trends and to maintain key customer relationships in order to compete effectively with lower priced products in a consolidating environment. Because we have limited experience in this market, we cannot assure you that we will be able to successfully manage the branded retail pasta business we acquired. If we are unable to effectively manage this business, it could have a material adverse effect on our business, financial condition and results of operations. In addition, as a result of these acquisitions, we are now marketing our own brands of pasta and therefore, in some cases, competing with our customers' private label brand manufactured by us. This competition may have an adverse effect on our relationships with these customers.

Our business is completely dependent upon dry pasta as our only product line.

We focus exclusively on producing and selling dry pasta. We expect to continue to receive substantially all of our revenues from the wholesale and retail sale of pasta and pasta-related products. In addition, our pasta production equipment is highly specialized and is not adaptable to the production of non-pasta food products. From time to time, consumer preference for pasta and other grain-based foods has been affected by dietary changes which de-emphasize carbohydrates and starches. Because of our product concentration, any decline in consumer demand or preference for dry pasta, or any other factor that adversely affects the pasta market, could have a more significant adverse effect on our business, financial condition and results of operations than on pasta producers that also produce other products.

Cost increases or crop shortages in durum wheat or cost increases in packaging materials could adversely affect us.

The principal raw material in our products is durum wheat. During fiscal 2002 and 2001, the cost of durum wheat represented in excess of 30% of our total cost of goods sold. Durum wheat is used almost exclusively in pasta production and is a narrowly traded, cash-only commodity crop. We attempt to minimize the effects of durum wheat cost fluctuations through forward purchase contracts with suppliers and agreements with many of our customers that include cost adjustment provisions. Our commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on our profitability, but by doing so we may temporarily affect our ability to benefit from possible durum wheat cost decreases. The supply and price of durum wheat is subject to market conditions and is influenced by several factors beyond our control, including general economic conditions, natural disasters and weather conditions, competition, and governmental programs and regulations. Currently, there is an ongoing investigation by the International Trade Commission (ITC) and the Department of Commerce on alleged dumping of Canadian durum wheat into the U.S. market. Preliminary and final determinations are expected by March and summer 2003, respectively. If tariffs are imposed on Canadian durum imports, the supply and cost of durum wheat may be adversely affected. The supply and cost of durum wheat may also be adversely affected by insects and plant diseases. We also rely on the supply of plastic, corrugated and other packaging materials, which fluctuate in price due to market conditions beyond our control. During fiscal 2002 and 2001, the cost of packaging materials represented less than 10% of our total cost of goods sold.

The costs of durum wheat and packaging materials have varied widely in recent years and future changes in such costs may cause our results of operations and our operating margins to fluctuate significantly. Increases in the cost of durum wheat or packaging materials could have a material adverse effect on our operating profit and margins unless and until we are able to pass the increased cost along to our customers. Historically, changes in sale prices of our pasta products have lagged changes in our materials costs. Competitive pressures may also limit our ability to raise prices in response to increased raw or packaging material costs. Accordingly, there can be no assurance as to whether, or the extent to which, we will be able to offset durum wheat or packaging material cost increases with increased product prices.

The costs associated with any strategic acquisitions we make may outweigh the benefits we expect to receive from the acquired business or assets.

Since November 2000, we have completed two brand acquisitions for aggregate consideration of approximately $119.4 million. During the same period, we looked at other acquisition opportunities and we expect to continue doing so in the future. As we complete these acquisitions, we must then integrate the acquired assets or business into our existing operations. This integration process may result in unforeseen difficulties and could require significant time and attention from our management that would otherwise be directed at developing our existing business. In addition, we could discover undisclosed liabilities resulting from any acquisitions that we may become responsible for. Further, we cannot be certain that the benefits that we anticipate from these acquisitions will develop. For example, we cannot assure you that our acquisition of the Mueller's® pasta brand or the seven pasta brands we acquired from Borden Foods or the integration of those brands into our existing business will be successful, will yield the expected benefits to us or will not adversely affect our business.

We may acquire additional pasta brands or other pasta-related businesses, products or processes. If we cannot do so cost-effectively, our business and financial results may be adversely affected.

Our future growth depends in part on our acquisition of additional pasta brands or other pasta-related businesses, products or processes. There is no assurance that we will be able to find suitable acquisitions available for purchase or that we will be able to make acquisitions at favorable prices. In addition, if we do successfully identify and complete acquisitions in the future, the acquisitions may involve the following risks:

- increases in our debt and contingent liabilities;
- entering geographic markets in which we have little or no direct prior experience;
- unanticipated or undiscovered legal liabilities or other obligations of acquired businesses; and
- the integration of acquired businesses into our existing business may not be successful.

We may acquire one or more additional complementary businesses other than the production of pasta. Operating more than one type of business presents many significant risks that could, individually or together, have a material adverse effect on our business and financial results.

We may expand beyond our current single-product business. To do so, we may acquire an established operating business or we may invest in another complementary business in its early development. Our success in acquiring or investing in other businesses is subject to the following risks:

- we do not have a history of operating, and may not be able to successfully operate, another business that has different operating dynamics, competition, customers and suppliers from our existing business;
- we may not be able to hire and train experienced and dedicated operating personnel; and
- our management resources will be placed under additional burdens.

We must manage our production and inventory levels in order to operate cost effectively.

Most of our customers use, to some extent, inventory management systems that track sales of particular products and rely on reorders being rapidly filled by suppliers to meet consumer demand rather than on large inventories being maintained by retailers. Although these systems reduce a retailer's investment in inventory, they increase pressure on suppliers like us to fill orders promptly and thereby shift a portion of the retailer's inventory management cost to the supplier. This results in our carrying extra inventory to meet customers demands. Our production of excess inventory to meet anticipated retailer demand could result in markdowns and increased inventory carrying costs. In addition, if we underestimate the demand for our products, we may be unable to provide adequate supplies of pasta products to retailers in a timely fashion, and may consequently lose sales.

Because we produce food products, we may be subject to product liability claims and have costs related to product recalls.

We may need to recall some of our products if they become adulterated or misbranded. We may also be liable if the consumption of any of our products causes injury. Although we have never been involved in a product liability lawsuit, the sale of food products for human consumption involves the risk of injury to consumers as a result of tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, aflatoxin and other agents, or residues introduced during the growing, storage, handling or transportation phases. As a result of these issues, we are subject to U.S. Food & Drug Administration inspection and regulations and we believe our facilities comply in all material respects with all applicable laws and regulations, but there can be no assurance that we will not be subject to claims or lawsuits for injuries related to the consumption of our products. In addition, we often indemnify our customers against product liability claims related to our products and for the costs related to product recalls. We carry insurance against these matters and we believe that we would have claims against our suppliers in situations where their products were the cause of the recall or product liability claims. However, there can be no assurance that our insurance coverage would be adequate or that we would be able to recover against our suppliers. The cost of commercially available insurance has increased significantly and there can be no assurance that such insurance will be available in the future at prices that we can afford. In addition, although we have never incurred significant costs related to any product recalls, because we often indemnify our customers for costs related to product recalls, we could be subject to such expenses and any significant expenses not covered by insurance would negatively impact our operating results. A widespread product recall or a significant product liability judgment against us could cause products to be unavailable for a period of time and a loss of consumer confidence in our food products and could have a material adverse effect on our business.

Our success is dependent on the efforts of several key executives.

Our operations and prospects depend in large part on the performance of our senior management team. The loss of the services of one or more members of our senior management team could have a material adverse effect on our ability to manage our growth and develop our existing business and could have a material adverse effect on our business, financial condition and results of operations. No assurance can be given that we would be able to find qualified replacements for any of these individuals if their services were no longer available. We do not currently maintain key person life insurance on any of our key employees. We do, however, have employment agreements with Timothy Webster, Horst Schroeder, David Watson, David Potter, Warren Schmidgall, Jerry Dear and Walt George.

Our business could be subject to technological obsolescence.

We believe that one of our current competitive advantages is our state-of-the-art production equipment, which reduces our production costs and provides a cost advantage when compared to production facilities using less advanced equipment. If other pasta producers acquire similar or more advanced equipment that provides greater efficiencies, our current competitive advantage might be diminished or eliminated, potentially causing pressure on profit margins or reducing our market shares. Erosion of this advantage could have a material adverse effect on our business, financial condition and results of operations.

Disruptions in transportation of raw materials or finished products or increases in transportation costs could adversely affect our financial results.

Durum wheat is shipped to our production facilities in Missouri and South Carolina directly from North Dakota, Montana and Canada under long-term rail contracts. Under these agreements, we are obligated to transport specified wheat volumes and, in the event we do not, we must reimburse the carrier for certain of its costs. We have always greatly exceeded these volume obligations. We also have a rail contract to ship semolina, milled and processed at the Missouri facility, to our South Carolina facility.

An extended interruption in our ability to ship durum wheat by railroad to the Missouri or South Carolina plants, or semolina to our South Carolina facility, could cause us to incur significantly higher costs and longer lead times associated with the distribution of our pasta to our customers. If we are unable to provide adequate supplies of pasta products to our customers in a timely fashion due to such delays, we may subsequently lose sales. This could have a material adverse effect on our business, financial condition and results of operations. For example, in 1994 we experienced a significant interruption in railroad shipments due to a railroad strike. While we would attempt to find alternative transportation if we were to experience another interruption due to a strike or other event, such as a natural disaster, there can be no assurance that we would be able to do so in a timely and cost-effective manner.

Our international expansion efforts may not be successful.

We completed the construction of a pasta-producing facility in Italy in 2000. Prior to opening this plant, we had no experience in operating or distributing products on an international basis. We also do not have the same competitive advantages in these overseas markets that we do in the U.S. We cannot assure you that our international efforts will be successful. We expect to incur significant costs in:

- establishing international distribution networks;
- complying with local regulations;
- overseeing the distribution of products in foreign markets; and
- modifying our business and accounting processing system for each international market we enter.

If our international revenues are inadequate to offset the expense of establishing and maintaining foreign operations, our business and results of operations could be harmed. In addition, there are several risks inherent in doing business on an international level. These risks include:

- export and import restrictions;
- tariffs and other trade barriers;
- difficulties in staffing and managing foreign operations;
- fluctuations in currency exchange rates and inflation risks;
- seasonal fluctuations in business activity in other parts of the world;
- changes in a specific country's or region's political or economic conditions, particularly in emerging markets;
- potentially adverse tax consequences; and
- difficulty in securing or transporting raw materials or transporting finished product.

Any of these risks could adversely impact the success of our international operations, which could cause our results to fluctuate and our stock price to decline.

During fiscal 2002 less than 10% of our revenues were attributable to our international operations.

Our business requires substantial capital and we carry a significant amount of debt that restricts our operating and financial flexibility.

Our business requires a substantial capital investment, which we currently finance, and expect to continue to finance, through third-party lenders. As of September 30, 2002, we had approximately $262.5 million aggregate amount of debt outstanding, representing approximately 47% of total capitalization. The amount of debt we carry and the terms of our indebtedness could adversely affect us in several ways, including:

- our ability to obtain additional financing in the future for working capital, capital expenditures, and general corporate purposes, including strategic acquisitions, may be impaired;

- our ability to use operating cash flow in other areas of our business may be limited because a substantial portion of our cash flow from operations may have to be dedicated to the payment of the principal of and interest on our indebtedness;

- the terms of such indebtedness may restrict our ability to pay dividends;

- we may be more highly leveraged than many of our competitors, which may place us at a competitive disadvantage; and

- the level of debt we carry could restrict our corporate activities, including our ability to respond to competitive market conditions, to provide for capital expenditures beyond those permitted by our loan agreements, or to take advantage of acquisition opportunities and grow our business.

We have used, and may continue to use, interest rate protection agreements covering our variable rate debt to limit our exposure to variable rates. There can be no assurance, however, that we will be able to enter into such agreements or that such agreements will not adversely affect our financial performance.

In the event that we fail to comply with the covenants in our current or any future loan agreements, there could be an event of default under the applicable instrument, which could in turn cause a cross default to other debt instruments. As a result, all amounts outstanding under our various current or any future debt instruments may become immediately due and payable.

If interest rates were to significantly increase or if we are unable to generate sufficient cash flow from operations in the future, we may not be able to service our debt and may have to refinance all or a portion of our debt, obtain additional financing or sell assets to repay such debt. We cannot assure you that we will be able to effect such refinancing, additional financing or asset sales on favorable terms or at all.

Our competitive position could be adversely impacted if we are unable to protect our intellectual property.

Our brand trademarks are important to our success and our competitive position. In addition, we have several patents on unique pasta shapes. Our actions to establish and protect our brand trademarks and other proprietary rights may be inadequate to prevent imitation of our products by others. Moreover, we may face claims by a third party that we violate their intellectual property rights. Any litigation or claims against us, whether or not successful, could result in substantial cost, divert management's time and attention from our core business, and harm our reputation.

Our operations are subject to significant government and environmental laws and regulations.

We are subject to various laws and regulations administered by federal, state, and other governmental agencies relating to the operation of our production facilities, the production, packaging, labeling and marketing of our products and pollution control, including air emissions. Our production facilities are subject to inspection by the U.S. Food and Drug Administration, Occupational Safety and Health Administration, and the various state agencies. Any determination by the FDA or such other agencies that our facilities are not in compliance with applicable regulations could interfere with the continued manufacture and distribution of the affected products, up to the entire output of the facility or facilities involved, and, in some cases, might also require the recall of previously distributed products. Any such determination could have a material adverse effect on our business, financial condition and results of operations. Under environmental laws, we are exposed to liability primarily as an owner and operator of real property, and as such, we may be responsible for the clean-up or other remediation of contaminated property. Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future that may be retroactively applied to earlier events. In addition, compliance with more stringent environmental laws and regulations could involve significant capital investments.

We do not expect to pay dividends in the foreseeable future.

We anticipate that future earnings will be used principally to support operations and finance the growth of our business. Thus, we do not intend to pay cash dividends on our common stock in the foreseeable future. Payment of dividends is also restricted by provisions in our credit facility. If our lenders permit us to declare dividends, the dividend amounts, if any, will be determined by our board. Our board will consider a number of factors, including our financial condition, capital requirements, funds generated from operations, future business prospects, applicable contractual restrictions and any other factors our board may deem relevant.

A write-off of our intangible assets would affect our results of operations and could cause our stock price to decline.

Our total assets reflect substantial intangible assets. At September 30, 2002, intangible assets totaled $119.4 million compared to $297.1 million of stockholders' equity. The intangibles represent brand and trademarks resulting primarily from our acquisitions of the Mueller's® brand and the seven pasta brands from Borden Foods. At each balance sheet date, we assess whether there has been an impairment in the value of our intangible assets. If future operating performance of one or more of our acquired brands were to fall significantly below current or expected levels, we could reflect, under current applicable accounting rules, a non-cash charge to operating earnings for impairment of intangible assets. Any determination requiring the write-off of a significant portion of our intangible assets would have a material negative effect on our results of operations and total capitalization. This could cause our stock price to decline. As of September 30, 2002, we have determined that no impairment existed.

Terrorist attacks or acts of war may seriously harm our business.

Terrorist attacks or acts of war may cause damage or disruption to our Company, our employees, our facilities, our suppliers or our customers, which could significantly impact our revenues, costs and expenses and financial condition. The terrorist attacks that took place in the United States on September 11, 2001 were unprecedented events that have created many economic and political uncertainties. The long-term effects on our Company of the September 11, 2001 attacks are unknown. The potential for future terrorist attacks, the national and international responses to terrorist attacks, and other acts of war or hostility may cause greater uncertainty and cause our business to suffer in ways that we currently cannot predict.

PART I

ITEM 1. BUSINESS.

General

American Italian Pasta Company is the largest producer and one of the fastest-growing marketers of dry pasta in North America. We commenced operations in 1988 with the North American introduction of new, highly-efficient durum wheat milling and pasta production technology. We believe that our singular focus on pasta, vertically-integrated facilities, continued technological improvements and development of a highly-skilled workforce enables us to produce high-quality pasta at costs below those of many of our competitors. We believe that the combination of our cost structure, the age of competitive production capacity and our key customer relationships create significant opportunities for continued growth. During the fiscal year ended September 30, 2002, we had revenue of $380.8 million and net income of $41.3 million.

We produce more than 175 dry pasta shapes in vertically-integrated milling, production and distribution facilities, strategically located in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, and Verolanuova, Italy. We are building our fifth plant in Tolleson, Arizona. The construction of the Missouri plant in 1988 represented the first use in North America of a vertically-integrated, high-capacity pasta plant using Italian milling and pasta production technology. We believe that this plant continues to be among the most efficient and highly-automated pasta facilities in North America. The South Carolina plant, which commenced operations in 1995, produces only pasta shapes conducive to high-volume production and employs a highly-skilled, self-managed work force. We believe that the South Carolina plant is the most efficient retail pasta facility in North America in terms of productivity and conversion cost per pound. The Wisconsin plant, which commenced operations in 1999, produces industrial pasta for the ingredient business segment. We believe the Wisconsin plant is the only pasta production facility in North America which is singularly focused on serving the rapidly growing ingredient pasta segment. We also believe the Kenosha plant is the most efficient ingredient pasta plant in North America in terms of productivity and conversion cost per pound. The Italy plant, which commenced operations in 2001, serves private label, foodservice, and ingredient markets in continental Europe and the United States. The Arizona plant, which will commence operations in fiscal 2003, will serve both retail and institutional customers, and is strategically located to serve western U.S. markets.

The Company is incorporated in Delaware, our executive offices are located at 4100 N. Mulberry Drive, Suite 200, Kansas City, Missouri 64116, and our telephone number is (816)584-5000. Our web site is located at http://www.aipc.com. Information contained in our web site is not a part of this Annual Report.

Recent Developments

On October 2, 2002, we announced we had purchased the Martha Gooch and LaRosa pasta brands from ADM in the United States and the Lensi brand of pasta products from Pastificio Lensi of Vinci, Italy for an approximate total of $9.5 million, including trade liabilities. The Pastificio Lensi transaction was completed prior to our fiscal year end, and the Martha Gooch and LaRosa transactions were completed in early October 2002. No manufacturing assets were included in the transactions.

In November 2002, the Board of Directors authorized up to $20 million to implement a common stock repurchase program. During November 2002, we purchased 323,398 shares for $10,634,000, at prices ranging from $32.52 to $33.00 per share.

On December 13, 2002, we completed an amendment to our revolving credit facility. The amendment provides an additional $100 million term loan capacity. The terms of the original revolving credit facility provide commitment reductions of $110 million between October 1, 2002 and October 1, 2005. The additional term loan capacity is nearly sufficient to offset the cumulative annual reductions in credit availability required by the original credit facility. The original terms of the facility remain generally the same.

Products and Brands

Our product line, comprising over 3,500 items or stock-keeping units ("SKUs"), includes long goods such as spaghetti, linguine, fettuccine, angel hair and lasagna, and short goods such as elbow macaroni, mostaccioli, rigatoni, rotini, ziti and egg noodles. In many instances, we produce pasta to our customers' specifications. We make over 175 different shapes and sizes of pasta products in over 190 package configurations, including bulk packages for institutional customers and smaller individually-wrapped packages for retail consumers. We contract with third parties for the production of certain specialized pasta shapes, such as stuffing shells and manicotti, which are necessary to offer customers a full range of pasta products. Purchased pasta represented less than 1% of our total unit volume in fiscal period 2002.

We believe that our state-of-the-art, Italian pasta production equipment is capable of producing the highest quality pasta. Our products are produced to satisfy the specifications of our customers as well as our own product specifications, which we believe are among the highest in the industry. Our pasta is distinguished by a rich, natural "wheaty" taste and a consistently smooth and firm ("al dente") texture with a minimum amount of white spots or dark specks. We evaluate the quality of our products in two ways. We conduct internal laboratory evaluation against competitive products on physical characteristics, including color, speck count, shape and consistency, and cooking performance, including starch release, protein content and texture, and our customers perform competitive product comparisons on a regular basis.

Our U.S. production facilities are inspected twice each year by the American Institute of Baking ("AIB"), the leading United States baking, food processing and allied industries evaluation agency for sanitation and food safety. Our plants consistently achieve the AIB's highest "Superior" rating. We also implemented a comprehensive Hazard Analysis Critical Control Point ("HACCP") program in 1994 to continuously monitor and improve the safety, quality and cost-effectiveness of the Company's facilities and products. We believe that having an AIB rating of "Superior" and meeting HACCP standards have helped us attract new business and strengthen existing customer relationships.

Our Italian plant is our first ISO 9002 certified production facility. Similar to the U.S., the facility is inspected by a European representative similar to AIB, EFSIS, one of the recognized European Food Safety Bodies. Our facility received the "Higher Level" certification from EFSIS, the only European pasta plant to receive this accreditation. In addition, we have implemented HACCP and Food Safety Programs consistent with the U.S. facilities.

Marketing and Distribution

We actively sell and market our products through approximately 30 employees and approximately 70 food brokers and distributors throughout the United States, Canada and Mexico. Our senior management is directly involved in the selling process in all customer markets. Our over-arching sales and marketing strategy is to provide superior quality, a complete product offering, competitive pricing and superior customer service to attract new customers and grow existing customers' pasta sales. In the retail segment, we additionally provide a focused mass approach supplying consumer preferred regional brands, private label brands and Italian imports in distinctive packaging. The Company works with our retailer partners to develop marketing and promotional programs specifically tailored to stimulating pasta consumption in their market. We have established a significant market presence in North America by developing strategic customer relationships with food industry leaders that have substantial pasta requirements. We have a long-term supply agreement with Sysco, the nation's largest marketer and distributor of food service products. We are also the primary supplier of pasta to Sam's Wholesale Club ("Sam's Club"), the largest club store chain in the United States, and we supply private label and branded pasta to 18 of the 20 largest grocery retailers in the United States, including Kroger, Albertson's, Ahold, Wal-Mart, Winn Dixie, Publix, Delhaize America, A & P, and H.E. Butt. We also have long-term supply agreements with several private label customers, and have developed supply relationships with leading food processors, such as ConAgra, General Mills and Kraft Foods, which use our pasta as an ingredient in their branded food products.

Our product offering has expanded to offer "Made in Italy" pasta from our Italian facility. This facility serves both the North American and European markets with Private Label, Industrial and Food Service products.

One of our core strengths has been the development of strong customer relationships and the establishment of a reputation as a technical and service expert in the pasta field. As part of our overall customer development strategy, we use our category management expertise to assist customers in their distribution and supply management decisions regarding pasta and new products. Our category management experts use on-line A.C. Nielsen's supermarket data to recommend pricing, SKU assortment and shelf space allocation to both private label and branded customers. Our representatives also assist food processors in incorporating our pasta as an ingredient in their customers' food products. We regularly sponsor a "Pasta Technology Forum" which is a training and development program for our customers' production and new product personnel. In addition to technical education, we provide dedicated technical support to our institutional customers by making recommendations regarding the processing of pasta in their facilities. We believe that these value-added activities provide customers with a better appreciation and awareness of our products.

We consistently demonstrate our commitment to customer service through the development of enhanced customer service programs. Examples of these programs include our creation of an Efficient Customer Response ("ECR") model which uses Electronic Data Interchange ("EDI") and vendor replenishment programs to assist key customers, and category management services for our private label and branded customers. These programs also enable us to more accurately forecast production and sales demand, enabling higher utilization of production capacities and lower average unit costs.

Our four primary distribution centers in North America are strategically located in South Carolina, Wisconsin, Missouri and Southern California to serve the national market. Additionally, we use public warehouses to facilitate the warehousing and distribution of our products. Our South Carolina and Missouri distribution centers are integrated with our production facilities, and in fiscal 2003 we will close our Southern California warehouse and integrate it with our new Arizona manufacturing facility. Finished products are automatically conveyed via enclosed case conveying systems from the production facilities to the distribution centers for automated palletization and storage until shipping. The combination of integrated facilities and multiple distribution centers enables us to realize significant distribution cost savings and provides lead time, fill rate and inventory management advantages to our customers. The operation of the Missouri and South Carolina distribution centers is outsourced under a long-term agreement with Lanter Company, a firm specializing in warehouse and logistics management services.

Our European facility uses two public warehouses to serve the European market (located in the U.K. and Germany) and the U.S. distribution centers for our U.S. import business.

Most of our customers use inventory management systems which track sales of particular products and rely on reorders being rapidly filled by suppliers. We work with our customers to forecast consumer demand which allows us to cost-effectively produce inventory stocks to the forecasted demand levels.

Pasta Production

Pasta's primary ingredient is semolina, which is extracted from durum wheat through a milling process. Durum wheat is used exclusively for pasta. Durum wheat used in United States pasta production generally originates from Canada, North Dakota, Montana, Arizona and California. Durum wheat used in Europe generally originates from Italy, France, Spain, Canada, U.S., Greece and Syria. Each variety of durum wheat has its own unique set of protein, gluten content, moisture, density, color and other attributes which affect the quality and other characteristics of the semolina. We blend semolina from different wheat varieties as needed to meet customer specifications.

Our ability to produce high-quality pasta generally begins with purchasing durum wheat directly from farmers and grower-owned cooperatives in Canada, North Dakota, Montana, Arizona and California. This purchasing method ensures that the extracted semolina meets our specifications. We have several sources for durum wheat and are not dependent on any one supplier or sourcing area. As a result, we believe that we have adequate sources of supply for durum wheat. We occasionally buy and sell semolina to balance our milling and production requirements. We are one of only two major producers of pasta in North America that own vertically integrated milling and production facilities.

Durum wheat is a cash crop whose average monthly market price fluctuates. Until February 1998 durum wheat did not have a related futures market to hedge against such price fluctuations. As of February 12, 1998, durum futures began trading on the Minneapolis grain exchange. Because in our view, these futures contracts have limited liquidity and other less desirable quality specifications we have not used them as a durum cost hedge. We manage our durum wheat cost risk through cost pass-through mechanisms and other arrangements with our customers and advance purchase contracts for durum wheat which are generally less than twelve months' duration.

Durum wheat is shipped to our production facilities in Missouri and South Carolina directly from North Dakota, Montana and Canada under long-term rail contracts with our most significant rail carriers, the Canadian Pacific Rail System and Norfolk Southern. Under these agreements, we are obligated to transport specified wheat volumes. If we do not meet the volumes, we must reimburse the carrier for certain of its costs. Currently, we are in compliance with such volume obligations.

We purchase the raw material requirements (including semolina and semolina/flour blends) for our Kenosha, Wisconsin facility from Horizon Milling, LLC (a joint venture between Harvest States and Cargill) under the terms of a long-term supply agreement. We believe the quality of the purchased raw materials is consistent with our internally milled products. We also believe the terms of the supply agreement are favorable versus other market options.

We will purchase the raw material requirements (including semolina and semolina/flour blends) for our Tolleson, Arizona facility from Bay State Milling Company under the terms of a long-term supply agreement. We also believe the terms of the Bay State Milling Company supply agreement are favorable versus other market options.

In Europe, we purchase our semolina requirements from Italian mills to meet our specific quality and customer needs.

We purchase our packaging supplies, including poly-cellophane, paperboard cartons, boxes and totes from third parties. We believe we have adequate sources of packaging supplies.

Trademarks and Patents

We hold a number of federally registered and common law trademarks which we consider to be of considerable value and importance to our business including AIPC American Italian Pasta Company, American Italian, Mueller's, and Pasta LaBella. The Company has registered the AIPC, American Italian Pasta Company, Pasta LaBella, Montalcino, Calabria, Heartland, Mueller's, Anthony's, Globe/A-1, Luxury, Mrs. Grass, Pennsylvania Dutch, R & F, and Ronco.

Dependence on Major Customers

Historically, a limited number of customers have accounted for a substantial portion of our revenues. During the fiscal years ended September 30, 2002, 2001 and 2000, Sysco accounted for approximately 11%, 13% and 15%, respectively, and sales to Wal*Mart, Inc. (including Sam's Wholesale Club) accounted for approximately 13%, 12% and 15%, respectively, of our revenues. During fiscal 2000, sales to Bestfoods accounted for approximately 23% of our revenues. With our acquisition of the Mueller's brand on November 14, 2000, we no longer have revenues arising from transactions with Bestfoods. We expect to continue to rely on a limited number of major customers for a substantial portion of our revenues in the future. We have an exclusive supply contract with Sysco (the "Sysco Agreement") through June 2003, with a renewal option by Sysco for one additional three-year period. We do not have long-term supply contracts with a substantial number of our other customers, including Wal*Mart and Sam's Club. Accordingly, we are dependent upon our other customers to sell our products and to assist us in promoting market acceptance of, and creating demand for, our products. An adverse change in, or termination or expiration without renewal of, our relationships with or the financial viability of one or more of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Pursuant to the Sysco Agreement, we are the primary supplier of pasta for Sysco and have the exclusive right to supply pasta to Sysco for sale under Sysco's brand names. Sysco, which operates from approximately 65 operating companies and distribution facilities nationwide, provides products and services to approximately 350,000 restaurants, hotels, schools, hospitals, and other institutions, as well as the U.S. government. Sysco exercised its option to renew its agreement for an additional three years through June 30, 2003, and has an option to renew the agreement for one additional three-year period. Our products are sold to Sysco on a cost-plus basis, with annual adjustments based on the prior year's costs. Under the Sysco Agreement, we may not supply pasta products to any business other than Sysco in the United States, Mexico or Canada that operates as, or sells to, institutions and businesses which provide food for consumption away from home (i.e. food service businesses) without Sysco's prior consent. The Sysco Agreement may be terminated by Sysco upon certain events, including a substantial casualty to or condemnation of our Missouri plant. We are currently discussing certain contract modifications with Sysco in connection with its exercise of this extension option.

Competition

We operate in a highly competitive environment against numerous well-established national, regional and foreign companies, and many smaller companies. Our competitors include both independent pasta producers and pasta divisions and subsidiaries of large food products companies. We compete in the procurement of raw materials, the development of new products and product lines, the improvement and expansion of previously introduced products and product lines and the production, marketing and distribution of these products. Some of these companies have longer operating histories, significantly greater brand recognition and financial and other resources. Our products compete with a broad range of food products, both in the retail and institutional customer markets. Competition in these markets generally is based on product quality and taste, pricing, packaging and customer service and logistics capabilities. We believe that we currently compete favorably with respect to these factors.

Our direct competitors include large multi-national companies such as New World Pasta LLC, and Barilla (an Italian-owned company with manufacturing facilities in the U.S.), regional U.S. producers of retail and institutional pasta such as Dakota Growers Pasta Company, Philadelphia Macaroni Co. Inc. and A. Zerega's Sons, Inc., each an independent producer, and foreign companies such as Italian pasta producers De Cecco. We also compete against food processors such as Kraft Foods, General Mills, Inc., ConAgra, Campbell Soup Company and Stouffers Corp., that produce pasta internally as an ingredient for use in their food products. For sales in Europe, our Italian plant competes with Barilla and other small regional pasta producers.

Our competitive environment depends to a significant extent on the aggregate industry capacity relative to aggregate demand for pasta products. Over the past years, the North American pasta production capacity has contracted. Borden completed the sale of its pasta business during 2001. AIPC bought seven Borden pasta brands, while New World Pasta purchased the remainder of the Borden brands and all of the Borden manufacturing facilities. Subsequently, New World Pasta announced that it is closing three of its North American pasta manufacturing facilities. AIPC management estimates the closing of these plants represents a 200 million lb. reduction in the North American pasta production capacity.

Several foreign producers, based principally in Italy and Turkey, aggressively targeted the U.S. pasta market in the mid-nineties. In 1996, a U.S. Department of Commerce investigation revealed that several Italian and Turkish producers were engaging in unfair trade practices by selling pasta at less than fair value in the U.S. markets and benefiting from subsidies from their respective governments. Effective July 1996, the U.S. International Trade Commission of the Department of Commerce ("Commerce"), imposed anti-dumping and countervailing duties on Italian and Turkish imports ("the 1996 Anti-dumping Order"). The Anti-dumping Order was extended five years through 2006. Accordingly, all Italian and Turkish producers, (including our Italian subsidiary), are assessed duties of 15% on U.S. imports, subject to review by Department of Commerce. Once reviewed by Commerce, an importer's duties may increase or decrease depending on Commerce findings. Such duties enable us and our domestic competitors to compete more favorably against Italian and Turkish producers in the U.S. pasta market. Bulk imported pasta and pasta produced in the U.S. by foreign firms are generally not subject to such anti-dumping and countervailing duties. Foreign pasta producers generally may avoid such duties by importing bulk pasta into the United States and repackaging it in U.S. facilities for distribution. A leading branded Italian producer, Barilla, completed a pasta production plant in Ames, Iowa in 1999.

Pasta Industry and Markets

Although we have sales in the competitive European markets, the majority of revenues in fiscal 2002 were for sales in North America.

North American pasta consumption is estimated to have been between 4.0 to 4.5 billion pounds in 2002. The pasta industry consists of two primary customer markets: (i) Retail, which includes grocery stores, club stores and mass merchants that sell branded and private label pasta to consumers; and (ii) Institutional, which includes both food service distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient.

Pasta is a staple of the North American diet. It is widely recognized that pasta is an inexpensive, convenient and nutritious food. The U.S. Department of Agriculture places pasta on the foundation level of its pyramid of recommended food groups. Products such as flavored pasta, prepared sauces, boxed pasta dinners, and both frozen and shelf-stable prepared pasta entrees support consumers' lifestyle demands for convenient at-home meals. Pasta continues to grow in popularity in restaurants as Americans continue to dine away from home more frequently.

Customer Markets - Retail. The U.S. retail market includes traditional grocery retailers and fast-growing club store and mass merchants, such as Wal*Mart. AIPC is the leading producer of retail dry pasta in the U.S. with a market share of 33.5% for the year ended September 30, 2002 (per A.C. Nielsen on pound basis). The second largest purveyor of pasta is New World Pasta with a 26% market share, while Barilla is third at 11%. AIPC's strategy is to provide our retailer partners with a full portfolio of pasta alternatives from consumer preferred regional brands to high margin store brands to "Made in Italy" imported products, all delivered within the highest quality standards and with exceptional customer service. This strategy appears to be working for the Company and our retail partners as AIPC's market share grew from 31.5% in the first fiscal quarter to 35.2% in the fourth fiscal quarter.

Customer Markets - Institutional. The Institutional market includes both food service distributors that supply restaurants, hotels, schools and hospitals, as well as food processors that use pasta as a food ingredient. Traditional food service customers include businesses and organizations, such as Sysco and US Food service, Inc., that sell products to restaurants, healthcare facilities, schools, hotels and industrial caterers. Most food service distributors obtain their supply of pasta from third party producers like us. The food service market is highly-fragmented and is served by numerous regional and local food distributors, including both "traditional" food service customers and chain restaurant customers. Sysco, the nation's largest food service marketer and distributor of food service products and one of the nation's largest commercial purchasers of pasta products, serves approximately 10% of the food service customers in the United States and has more than double the revenues of the next largest food service distributor.

The Institutional market also includes sales to food processors who use pasta as an ingredient in their food products such as frozen dinner entrees and side dishes, dry side dish mixes, canned soups and single-serve meals. Large food processors that use pasta as a food ingredient include Kraft Foods, Stouffers Corp., Campbell Soup Company, ConAgra, Inc., and General Mills. The consistency and quality of the color, starch release, texture, cooking consistency, and gluten and protein content of pasta produced for food processors is crucial to their products' success. As a result, food processors have stringent specifications for these attributes.

The size of the Institutional market is affected by the number of food processors that elect to produce pasta internally rather than outsourcing their production. Historically, most pasta used by food processors was manufactured internally for use in food processors' own products. We believe, however, that an increasing number of food processors may discontinue the internal production of their own pasta and outsource their production to efficient producers including us.

Government Regulation; Environmental Matters

We are subject to various laws and regulations relating to the operation of our production facilities, the production, packaging, labeling and marketing of our products and pollution control, including air emissions, which are administered by federal, state, and other governmental agencies. Our production facilities are subject to inspection by the U.S. Food and Drug Administration and Occupational Safety and Health Administration, and the various state agencies.

Employees

As of September 30, 2002, we employed 627 full-time persons worldwide, of whom 124 were exempt, 62 salaried non-exempt, 190 manufacturing non-exempt, and 251 manufacturing hourly employees. Our U.S. employees are not represented by any labor unions. We consider our employee relations to be excellent.

ITEM 2. PROPERTIES.

Production Facilities. Our pasta production plants are located near Kansas City in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, and Verolanuova, Italy. Our U.S. facilities are strategically located to support North American distribution of our products and benefit from the rail and interstate highway infrastructure. At September 30, 2002, our U.S. facilities had combined annual milling and production capacity of approximately 1.0 billion pounds of durum semolina and approximately 1.0 billion pounds of pasta.

During the fiscal year ended September 30, 2002, we began construction of our fifth plant in Tolleson, Arizona, which will add capacity of approximately 100 million pounds of pasta, and will serve the western markets.

Distribution Centers. We own the distribution centers adjoining our Missouri, South Carolina, Wisconsin, and Arizona plants. In addition, we lease space in public warehouses located in California, Missouri, Texas, and Indiana.

ITEM 3. LEGAL PROCEEDINGS.

We are not a party to any litigation, and we know of no litigation threatened against us which, if commenced and adversely determined, we expect would likely have a material adverse effect upon our business or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

We did not submit any matters to the vote of our stockholders during the fourth quarter of the most recent fiscal year.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G(3) of Form 10-K and instruction 3 to paragraph (b) of Item 401 of Regulation S-K, the following list is included as an unnumbered Item in Part I of this Annual Report in lieu of being included in our Definitive Proxy Statement which will be filed no later than 120 days after September 30, 2002. All executive officers are elected annually and serve at the discretion of the Board of Directors. We have employment agreements with all of these listed below and certain other of our executive officers.

The following table sets forth certain information about each of our executive officers as of September 30, 2002.

NAME	AGE	POSITION
Horst W. Schroeder.......	61	Chairman of the Board of Directors
Timothy S. Webster.......	40	President and Chief Executive Officer; Director
David E. Watson..........	47	Executive Vice President - Operations - Corporate Development
David B. Potter..........	43	Executive Vice President - Procurement and Industrial Markets
Warren B. Schmidgall.....	52	Executive Vice President and Chief Financial Officer
Jerry H. Dear............	55	Executive Vice President - Store Brands, Wal*Mart, Special Channels
Keith A. Conard..........	41	Executive Vice President - Sales and Marketing
Walter N. George.........	46	Senior Vice President - Supply Chain and Logistics

Horst W. Schroeder has served as the Chairman of the Board of Directors since June 1991, and as a Director since August 1990. Since 1990, Mr. Schroeder has been President of HWS & Associates, Inc., a Hilton Head, South Carolina management consulting firm owned by Mr. Schroeder. Prior to founding HWS & Associates, Mr. Schroeder served the Kellogg Company, a manufacturer and marketer of ready-to-eat and other convenience food products, in various capacities for more than 20 years, most recently as President and Chief

Operating Officer. He was a manager of PSF Holdings, L.L.C. and served as Chairman of the Board of its wholly-owned subsidiary, Premium Standard Farms, Inc., a vertically-integrated pork producer, from 1996 to May 1998.

Timothy S. Webster has served as our President since June 1991, as President and Chief Executive Officer of the Company since May 1992, and as a Director since June 1989. Mr. Webster joined us in April 1989, and served as Chief Financial Officer from May 1989 to December 1990 and as Chief Operating Officer from December 1990 to June 1991.

David E. Watson joined us in June 1994 as Senior Vice President and Chief Financial Officer. He was promoted to Executive Vice President and Chief Financial Officer in June, 1997. He was promoted to Executive Vice President - Operations Support and Technology in July 1998. He was promoted to Executive Vice President - Operations and Corporate Development in October 2000. Prior to joining us, Mr. Watson spent 18 years with the accounting firm of Arthur Andersen & Co., most recently as partner-in-charge of its Kansas City and Omaha Business Consulting Group practice. Mr. Watson is a certified public accountant.

David B. Potter joined us in 1993 as our Director of Procurement. He was named Vice President in 1994 and Senior Vice President - Procurement in June 1997. He was promoted to Executive Vice President and General Manager - Industrial Markets in July 1998. He was promoted to Executive Vice President - Procurement and Industrial Markets in October 2002. Before joining us, Mr. Potter had worked in numerous areas of Hallmark Cards and its subsidiary, Graphics International Trading Company, from 1981 to 1993, most recently as Business Logistics Manager.

Warren B. Schmidgall joined us in October 1998 as Senior Vice President and Chief Financial Officer. He was promoted to Executive Vice President and Chief Financial Officer in January 2000. Prior to that, Mr. Schmidgall worked in various executive positions at Hill's Pet Nutrition, Inc. from February 1980 to October 1998, including Chief Financial Officer and Executive Vice President of Operations.

Jerry H. Dear joined us in 1993 as a Business Development Manager. He was named Vice President - Retail Sales in 1995, Senior Vice President - Retail Markets in February 1998, and Executive Vice President - Retail Markets in January 2000. Before joining us, Mr. Dear had worked at Pillsbury from 1983 to 1993, most recently as a Region Business Manager.

Keith A. Conard joined us in September 2001 as Executive Vice President - Sales and Marketing. Prior to joining AIPC, Mr. Conard worked at Borden Foods as Vice President of Sales and Customer Marketing and at Campbell Soup Company in a variety of sales and marketing assignments.

Walter N. George joined us in January 2001 as Senior Vice President - Supply Chain and Logistics. Prior to joining AIPC, Mr. George was Vice President of Supply Chain for Hill's Pet Nutrition.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Our Class A Convertible Common Stock, par value $0.001 per share (the "common stock") is traded on the New York Stock Exchange under the symbol "PLB".

The range of the high and low prices per share of the common stock for fiscal 2002 and 2001 was as follows:

	Year Ended September 30, 2002		Year Ended September 30, 2001	
	High	Low	High	Low
First Quarter	$47.00	$35.02	$29.4375	$17.9375
Second Quarter	$46.74	$39.65	$36.25	$26.75
Third Quarter	$52.56	$43.75	$46.75	$31.00
Fourth Quarter	$51.85	$32.45	$48.15	$38.28

As of December 10, 2002, there were 6,932 holders of the common stock. No shares of the Company's Class B Convertible Common Stock, par value $0.001 per share (the "Class B common stock") are outstanding on the date of this Annual Report.

We have not declared or paid any dividends on our common stock to date and do not anticipate paying any such dividends in the foreseeable future. We intend to retain earnings for the foreseeable future to provide funds for the operation and expansion of our business and for the repayment of indebtedness. Our current credit facility contains certain provisions which effectively limit the payment of dividends. Future borrowing agreements may also contain limitations on the payment of dividends. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, capital requirements, results of operations and other factors, including any contractual or statutory restrictions. We have no restricted retained earnings at September 30, 2002.

ITEM 6. SELECTED FINANCIAL DATA.

The selected statement of income data for the fiscal years ended September 30, 2002, 2001 and 2000 and the selected balance sheet data as of September 30, 2002 and 2001 are derived from our Consolidated Financial Statements including the Notes thereto audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Annual Report. The selected statement of income data for the fiscal years ended September 30, 1999 and 1998, and the selected balance sheet data as of September 30, 2000, 1999 and 1998, have been derived from our financial statements not included herein, which have been audited by Ernst & Young LLP. The selected financial data set forth below should be read in conjunction with, and is qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Annual Report.

	FISCAL YEARS ENDED SEPTEMBER 30,				
	2002	2001	2000	1999	1998
	(IN THOUSANDS, EXCEPT PER SHARE DATA)				
STATEMENT OF INCOME DATA:					
Revenues(1)	$380,799	$310,789	$248,795	$220,149	$189,390
Cost of goods sold	249,000	213,086	178,810	160,449	140,110
Plant expansion costs(2)	--	--	--	130	1,606
Gross profit	131,799	97,703	69,985	59,570	47,674
Selling and marketing expense	48,013	30,844	16,065	14,855	12,984
General and administrative expense	11,801	10,278	6,263	5,580	4,948
Provision for acquisition expenses (3)	--	5,537	--	--	--
Operating profit	71,985	51,044	47,657	39,135	29,742
Interest expense, net	9,315	8,491	4,777	2,098	1,539
Income before income tax expense and extraordinary loss	62,670	42,553	42,880	37,037	28,203
Income tax expense	21,371	14,680	15,426	13,519	10,557
Extraordinary loss, net of income taxes (4)	--	(1,543)	--	--	(2,332)
Net income	$41,299	$26,330	$27,454	$23,518	$15,314
Net income per common share (basic):					
Before extraordinary item	$2.31	$1.60	$1.53	$1.30	$1.03
Extraordinary item	--	(.09)	--	--	(0.14)
Total	$2.31	$1.51	$1.53	$1.30	$0.89
Weighted average common shares outstanding	17,879	17,404	17,895	18,108	17,223
Net income per common share assuming dilution:					
Before extraordinary item	$2.21	$1.53	$1.50	$1.26	$0.98
Extraordinary item	--	(.08)	--	--	(0.13)
Total	$2.21	$1.45	$1.50	$1.26	$0.85
Weighted average common shares outstanding	18,695	18,186	18,298	18,621	17,937
BALANCE SHEET DATA (AT END OF PERIOD):					
Cash and temporary investments	$8,247	$5,284	$6,677	$3,088	$5,442
Working capital	79,589	53,781	46,941	29,222	23,242
Current ratio	306%	221%	304%	212%	89%
Net property, plant & equipment	395,940	339,162	311,668	266,124	205,607
Total assets	640,609	560,143	383,771	322,222	259,381
Long-term debt, less current maturities	258,193	236,783	138,502	81,467	48,519
Stockholders' equity	297,106	245,192	198,404	201,730	176,784
Total Debt/Total Capitalization	47%	49%	41%	29%	22%

(1) On October 28, 2000, the U.S. Government enacted the "Continued Dumping and Subsidy Offset Act of 2000" which provides that assessed anti-dumping and subsidy duties liquidated by the Department of Commerce after October 1, 2000 will be distributed to affected domestic producers. Accordingly, in late December 2001, AIPC received payment from the Department of Commerce of $7.6 million as our calculated share, based on tariffs liquidated by the government from October 1, 2000 to September 30, 2001 on Italian and Turkish imported pasta. The intent of the Act, according to Congressional records, is that any funds received pursuant to the Continued Dumping and Subsidy Offset Act would be used, prospectively, by affected domestic producers to invest in personnel and make other investments as necessary to remain competitive and regain lost market share from the previously "dumped" imports. In accordance with the intent of the Act, we implemented incremental spending programs, including slotting fees to expand distribution, adding

personnel and increased promotions. After considering the incremental expenditures, most of which were recorded as a reduction of gross revenue, the net revenue impact of the dumping and subsidy offset payment was approximately $3.7 million. Revenue was recognized over the balance of the year to match it with the incremental expenditures. The earning per share impact was approximately $.03 in the first quarter, and $.02 per quarter thereafter, for a total of $.09. There was no such revenue recognized in prior years.

(2) Plant expansion costs include incremental direct and indirect manufacturing and distribution costs which are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, are reported as a separate line item in the statement of income.

(3) Provision for acquisition expenses include incremental costs associated with the Mueller's brand acquisition ($1.8 million) and the acquisition of the seven brands from Borden Foods ($3.7 million).

(4) Represents losses due to early extinguishment of long-term debt, net of income taxes.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

Introduction and Certain Cautionary Statements

The following discussion and analysis of our financial condition and results of operations focuses on and is intended to clarify the results of our operations, certain changes in our financial position, liquidity, capital structure and business developments for the periods covered by the consolidated financial statements included in this Annual Report. This discussion should be read in conjunction with, and is qualified by reference to, the other related information including, but not limited to, the audited consolidated financial statements (including the notes thereto and the independent auditor's report thereon), the description of our business, all as set forth in this Annual Report, as well as the risk factors discussed above (the "Risk Factors").

As previously noted, the discussion set forth below, as well as other portions of this Annual Report, contains statements concerning potential future events. Readers can identify these forward-looking statements by their use of such verbs as expects, anticipates, believes or similar verbs or conjugations of such verbs. If any of our assumptions on which the statements are based prove incorrect or should unanticipated circumstances arise, our actual results could materially differ from those anticipated by such forward-looking statements. The differences could be caused by a number of factors or combination of factors including, but not limited to, the Risk Factors. Readers are strongly encouraged to consider those factors when evaluating any such forward-looking statement. We will not update any forward-looking statements in this Annual Report.

Our fiscal year end is the last Friday of September or the first Friday of October. This results in a 52- or 53-week year depending on the calendar. Our first three fiscal quarters end on the Friday last preceding December 31, March 31, and June 30 or the first Friday of the following month of each quarter. For purposes of this Form 10-K, our fiscal years are described as having ended on September 30. The 2002, 2001, and 2000 fiscal years were 52-week years.

Results of Operations

The following table sets forth certain data from our statements of income, expressed as a percentage of revenues, for each of the periods presented.

	FISCAL YEARS ENDED SEPTEMBER 30,		
	2002	2001	2000
Revenues:			
Retail	74.1%	71.9%	71.5%
Institutional	25.9%	28.1%	28.5%
Total revenues	100.0%	100.0%	100.0%
Cost of goods sold	65.4	68.6	71.9
Gross profit	34.6	31.4	28.1
Selling and marketing expense	12.6	9.9	6.5
General and administrative expense	3.1	3.3	2.5
Provision for acquisition expenses	--	1.8	--
Operating profit	18.9	16.4	19.1
Interest expense, net	2.5	2.7	1.9
Income tax expense	5.6	4.7	6.2
Extraordinary loss, net of income tax	--	0.5	--
Net income	10.8%	8.5%	11.0%
Net income excluding provision for acquisition expense	N/A	10.1%	N/A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are the largest producer and one of the fastest-growing major marketers of dry pasta in North America. We began operations in 1988 with the introduction of new, highly-efficient durum wheat milling and pasta production technology. We believe our singular focus on pasta, our vertically-integrated facilities and highly efficient production facilities focused primarily on specific market segments and our highly skilled workforce make us a more efficient company and enable us to produce high-quality pasta at very competitive costs. We believe that the combination of our low cost structure, the addition of several new brands to our portfolio of brands, our scalable production facilities and our key customer relationships create significant opportunity for continued growth.

We generate revenues in two customer markets: retail and institutional. Retail market revenues include the revenues from sales of our pasta products to customers who resell the pasta in retail channels. These revenues represented 74.1% and 71.9% of our total revenue for the years ended September 30, 2002 and 2001, respectively, and include sales to club stores and grocery retailers, and encompass sales of our private label and branded products. Institutional market revenues include revenues from product sales to customers who use our pasta as an ingredient in food products or who resell our pasta in the foodservice market. It also includes revenues from opportunistic sales to government agencies and other customers that we pursue periodically when capacity is available to increase production volumes and thereby lower average unit costs. The institutional market represented 25.9% and 28.1% of our total revenue for the years ended September 30, 2002 and 2001, respectively. Average sales prices in the retail and institutional markets vary depending on customer-specific packaging and raw material requirements, product manufacturing complexity and other service requirements. Average retail and institutional prices will also vary due to changes in the relative share of customer revenues and item specific sales volumes (i.e., product sales mix). Generally, average retail sales prices are higher than institutional sales prices. We anticipate continued changes to historical income statement patterns resulting from the Mueller's® brand acquisition in November 2000, the acquisition of seven pasta brands from Borden Foods in July 2001, and subsequent smaller acquisitions in September and October 2002. Selling prices of our branded products are significantly higher than selling prices in our other business units including private label. This is expected to result in higher revenues, gross profits, and gross margin percentages. Revenues are reported net of cash discounts, pricing allowances and product returns.

We seek to develop strategic customer relationships with food industry leaders that have substantial pasta requirements. We have a long-term supply agreement with Sysco and other arrangements with food industry leaders, such as Sam's Club, that provide for the "pass-through" of direct material cost changes as pricing adjustments. The pass-throughs are generally limited to actual changes in cost and, as a result, impact percentage profitability in periods of changing costs and prices. The pass-throughs are generally effective 30 to 90 days following such cost changes and thereby significantly reduce the long-term exposure of our operating results to the volatility of raw material costs. These pass-through arrangements also require us to pass on the benefits of any price decrease in raw material cases.

Our cost of goods sold consists primarily of raw materials, packaging, manufacturing (including depreciation) and distribution costs. A significant portion of our cost of goods sold is durum wheat. We purchase durum wheat on the open market and, consequently, those purchases are subject to fluctuations in cost. We manage our durum wheat cost risk through durum wheat cost "pass-through" agreements in long-term contracts and other noncontractual arrangements with our customers and advance purchase contracts for durum wheat which are generally less than twelve months' duration.

Our capital asset strategy is to achieve low-cost production through vertical integration and investment in the most current pasta-making assets and technologies. The manufacturing- and distribution-related capital assets that have been or will be acquired to support this strategy are depreciated over their respective economic lives. Because of the capital-intensive nature of our business and our current and future facilities expansion plans, including completion of our new facility in Arizona, we believe our depreciation expense for production and distribution assets may be higher than that of many of our competitors. Depreciation expense is a component of inventory cost and cost of goods sold. Plant expansion costs include incremental direct and indirect manufacturing and distribution costs that are incurred as a result of construction, commissioning and start-up of new capital assets. These costs are expensed as incurred but are unrelated to current production and, therefore, reported as a separate line item in the statement of operations. By locating our newest facility in Arizona closer to our western U.S. customers, we believe we will generate significant logistical savings and provide superior service to our west coast customers, while creating additional capacity to support the continued rapid growth of our business sourced from our existing plants. We believe adding this strategic location will further enhance our low-cost producer leadership in the industry.

Selling and marketing costs have increased substantially over the last two years in line with the significant expansion of our retail business. These costs increased 198.9% from fiscal year 2000 through fiscal year 2002, and constituted 12.6% of revenues for the year ended September 30, 2002. We do not expect continued rapid growth in our selling and marketing expenditures because we have substantially completed the development of the selling and marketing infrastructure needed to support our branded businesses. We expect selling and marketing expense to exceed 10% of revenues for the foreseeable future.

As noted, in November 2000, we purchased the Mueller's® pasta brand from Bestfoods. In July 2001, we purchased seven pasta brands from Borden Foods. In addition, we purchased Lensi and Gooch in September and October 2002, respectively. As discussed below, the timing of these brand acquisitions had an impact on the period to period comparisons.

Critical Accounting Policies

This discussion and analysis discusses our results of operations and financial condition as reflected in our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. As discussed in note 1 to our consolidated financial statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. On an ongoing basis, our management evaluates its estimates and judgments, including those related to the impairment of intangible assets, the method of accounting for stock options, the estimates used to record product return reserves, accounts receivable and allowance for doubtful accounts and derivatives. Our management bases its estimates and judgments on its substantial historical experience and other relevant factors, the result of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See note 1 to our consolidated financial statements for a complete listing of our significant accounting policies. Our most critical accounting policies are described below.

Impairment Testing of Intangible Assets. In June 2001, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets." The provisions of SFAS No. 142, which we adopted on October 1, 2001, require us to discontinue the amortization of the cost of intangible assets with indefinite lives and to perform certain fair value based tests of the carrying value of indefinite lived intangible assets. SFAS No. 142 requires this testing to be performed at least annually and more frequently should events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. These impairment tests are impacted by judgments as to future cash flows and brand performance. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Future events could cause our management to conclude that impairment indicators exist and that the value of intangible assets are impaired.

Stock Options. We have elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for our employee stock options and adopted the pro forma disclosure requirements under SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of our employee stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.0% for fiscal 2002 and 4.5% for fiscal 2001 and 2000; dividend yields of zero; volatility factors of the expected market price of our common stock of .408 for fiscal 2002, .358 for fiscal 2001, and .483 for fiscal 2000; and a weighted-average expected life of the options of one to five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Our pro forma information follows (in thousands except for earnings per share information):

	2002	2001	2000
Pro forma net income	$38,302	$23,924	$25,543
Pro forma earnings per share:			
Basic	$2.14	$1.37	$1.43
Diluted	$2.05	$1.32	$1.40

Product Return Reserves. Revenue is recognized generally when our products are shipped to our customers. It is our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers occasionally return products for a variety of reasons. Examples include product damages in transit, discontinuance of a particular size or form of product and shipping errors. We record an estimate of products to be returned by customers as a reserve against sales. We generally base this reserve on our historical returns experience and sales volume. Significant judgment is required when estimating the reserves for product returns and there is a risk that actual product returns may differ from our estimates.

Accounts Receivable - Significant Customers. We generate approximately 25% of our revenues and corresponding accounts receivable from sales to two customers. If our primary customers experience significant adverse conditions in their industry or operations, our customers may not be able to meet their ongoing financial obligations to us for prior sales or complete the purchase of additional products from us under the terms of our existing firm purchase and sale commitments.

Allowance for Doubtful Accounts - Methodology. We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us (e.g.

bankruptcy filings, substantial down-grading of credit scores), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due, and our historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Derivatives. We hold derivative financial instruments to hedge a variety of risk exposures including interest rate risks associated with our long-term debt and foreign currency fluctuations for transactions with our overseas subsidiary. These derivatives qualify for hedge accounting as discussed in detail in Note 1 to our consolidated financial statements. We do not participate in speculative derivatives trading. Hedge accounting results when we designate and document the hedging relationships involving these derivative instruments. While we intend to continue to meet the conditions for hedge accounting, if hedges did not qualify as highly effective or if we did not believe that forecasted transactions would occur, the changes in the fair value of the derivatives used as hedges would be reflected in earnings.

To hedge foreign currency risks, we use futures contracts. The fair values of these instruments are determined from market quotes. In addition, we use some over-the-counter forward contracts in hedging these risks. These forward contracts are valued in a manner similar to that used by the market to value exchange-traded contracts; that is, using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, and interest rates observed in the market. To hedge interest rate risk, an interest rate swap is used in which we pay a variable rate and receive a fixed rate. This instrument is valued using the market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments. The variable cash payments are based on an expectation of future interest rates derived from observed market interest rate curves. We have not changed our methods of calculating these fair values or developing the underlying assumptions. The values of these derivatives will change over time as cash receipts and payments are made and as market conditions change. Our derivative instruments are not subject to multiples or leverage on the underlying commodity or price index. Information about the fair values, notional amounts, and contractual terms of these instruments can be found in Note 1 to our consolidated financial statements and the section titled "Quantitative and Qualitative Disclosures About Market Risk."

We consider our budgets and forecasts in determining the amounts of our foreign currency denominated purchases to hedge. We combine the forecasts with historical observations to establish the percentage of our forecast we are assuming to be probable of occurring, and therefore eligible to be hedged. The purchases are hedged for exposures to fluctuations in foreign currency exchange rates.

We do not believe we are exposed to more than a nominal amount of credit risk in our interest rate and foreign currency hedges as the counterparties are established, well-capitalized financial institutions. Our exposure is in liquid currency (Euros), so there is minimal risk that appropriate derivatives to maintain our hedging program would not be available in the future.

FISCAL YEAR ENDED SEPTEMBER 30, 2002 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2001

Revenues. Revenues increased $70.0 million, or 22.5%, to $380.8 million for the fiscal year ended September 30, 2002, from $310.8 million for the fiscal year ended September 30, 2001. The revenue increase was primarily due to volume growth of 20.1% over the prior year, and higher per unit selling prices primarily associated with the branded product line pasta acquisitions. In addition, we benefited from a U.S. government dumping and subsidy offset payment, with $7.6 million recorded as gross retail revenue in the year. In accordance with the intent of the Act, we implemented incremental spending programs, including slotting fees to expand distribution, adding personnel and increased promotions. After considering the incremental expenditures, most of which were recorded as a reduction of gross revenue, the net revenue impact of the dumping and subsidy offset payment was approximately $3.7 million. Revenue was recognized over the balance of the year to match it with the incremental expenditures. The earnings per share impact was approximately $.03 in the first quarter, and $.02 per quarter thereafter, for a total of $.09. Volume growth was led by the July 2001 acquisition of seven pasta brands from Borden Foods, and by private label (24.1%) and ingredient (13.2%). We expect increases in revenue in fiscal 2003 primarily due to growth with existing customers, new customer accounts and higher revenues resulting from durum pass-throughs as the cost of durum wheat has increased significantly in recent months. We also expect potential revenue increases from branded acquisitions which have not been finalized.

Revenues for the Retail market increased $58.6 million, or 26.2%, to $282.2 million for the fiscal year ended September 30, 2002, from $223.6 million for the fiscal year ended September 30, 2001. The increase primarily reflects volume growth of 23.2% over the prior year, including the benefit of the brands acquired in July 2001 and the benefit of the dumping and subsidy offset payment, and higher per unit selling prices associated with the branded product line pasta acquisitions.

Revenues for the Institutional market increased $11.4 million, or 13.1%, to $98.6 million for the fiscal year ended September 30, 2002, from $87.1 million for the fiscal year ended September 30, 2001. This increase was primarily a result of volume growth of 12.7% over the prior year.

Gross Profit. Gross profit increased $34.1 million, or 34.9%, to $131.8 million for the fiscal year ended September 30, 2002, from $97.7 million for the fiscal year ended September 30, 2001. Gross profit increased generally as a result of the volume and revenue gains referenced above. Gross profit as a percentage of revenues increased to 34.6% for the fiscal year ended September 30, 2002 from 31.4% for the fiscal year ended September 30, 2001. The increase in gross profit as a percentage of revenues relates primarily to incremental gross profit on branded products subsequent to the acquisitions and lower operating costs as a percentage of revenues. For the fiscal year 2003, we expect increases in gross profit due to volume growth, but expect decreases in gross profit percentage due to the recent increase in the cost of durum wheat.

Selling and Marketing Expense. Selling and marketing expense increased $17.2 million, or 55.7%, to $48.0 million for the fiscal year ended September 30, 2002, from $30.8 million reported for the fiscal year ended September 30, 2001. Selling and marketing expense as a percentage of revenues increased to 12.6% for the fiscal year ended September 30, 2002, from 9.9% for the comparable prior period. This increase was primarily due to higher marketing costs associated with higher retail revenues, as well as the incremental marketing and personnel costs associated with the branded pasta acquisitions. For the fiscal year 2003, we are expecting selling and marketing expenses to be greater than the 10% of revenues but lower than the percentage in 2002.

General and Administrative Expense. General and administrative expense increased $1.5 million, or 14.8%, to $11.8 million for the fiscal year ended September 30, 2002, from $10.3 million reported for the comparable period last year. General and administrative expense as a percentage of revenues decreased to 3.1% from 3.3%. The majority of the decrease relates to intangible amortization costs associated with the Mueller's brand acquisition which were expensed in fiscal 2001, but were no longer incurred in fiscal 2002 as a result of the adoption of SFAS No. 142.

Provision for Acquisition Expenses. For the year ended September 30, 2001, the provision for acquisition expenses of $5.5 million consisted of incremental costs associated with the Mueller's brand acquisition ($1.8 million) and the acquisition of the seven brands from Borden Foods ($3.7 million).

Operating Profit. Operating profit for the fiscal year ended September 30, 2002, was $72.0 million, an increase of 41.0% over the $51.0 million reported for the fiscal year ended September 30, 2001. Operating profit increased as a percentage of revenues to 18.9% for the fiscal year ended September 30, 2002, from 16.4% for the fiscal year ended September 30, 2001, as a result of the factors discussed above. Operating profit as a percentage of net revenues, excluding the provision for acquisition expenses, was 18.2% for the fiscal year ended September 30, 2001.

Interest Expense. Interest expense for the fiscal year ended September 30, 2002, was $9.3 million, increasing 9.7% from the $8.5 million reported for the fiscal year ended September 30, 2001. The effect of higher borrowings associated with the fiscal 2001 brand acquisitions and capital expenditures was offset by lower interest rates in the current period.

Income Tax Expense. Income tax for the fiscal year ended September 30, 2002, was $21.4 million, increasing $6.7 million from the $14.7 million reported for the fiscal year ended September 30, 2001, and reflects effective income tax rates of approximately 34.1% and 34.5%, respectively. For the fiscal year 2003, our effective income tax rate will be approximately 33%.

Extraordinary Item. During the year ended September 30, 2001, we incurred a $1.5 million (net of tax) extraordinary loss in conjunction with the July 2001 extinguishment of our previous line of credit following our completion of a new $300 million credit agreement. There was no such item in the current year.

Net Income. Net income for the fiscal year ended September 30, 2002, was $41.3 million, increasing from the $26.3 million reported for the fiscal year ended September 30, 2001. Excluding the impact of the $5.5 million provision for acquisition expense, net income for the prior year totaled $30.0 million. Net income per common share-assuming dilution was $2.21 in fiscal 2002 compared to $1.45 per share for the fiscal year ended September 30, 2001. Excluding the impact of the $5.5 million charge for non-recurring acquisition costs and the extraordinary item, diluted earnings per common share was $1.73 in the prior year. Net income as a percentage of net revenue was 10.8% versus 8.5% in the prior year or 10.1% before the provision for acquisition expense.

FISCAL YEAR ENDED SEPTEMBER 30, 2001 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 2000

Revenues. Revenues increased $62.0 million, or 24.9%, to $310.8 million for the fiscal year ended September 30, 2001, from $248.8 million for the fiscal year ended September 30, 2000. The revenue increase was primarily due to volume growth of 16.0% over the prior year, and higher per unit selling prices primarily associated with the branded product line pasta acquisitions. Volume growth was led by private label (26.8%) and ingredient (35.4%).

Revenues for the Retail market increased $46.1 million, or 25.9%, to $223.6 million for the fiscal year ended September 30, 2001, from $177.6 million for the fiscal year ended September 30, 2000. The increase primarily reflects volume growth of 10.4% over the prior year, and higher per unit selling prices associated with the branded product line pasta acquisitions.

Revenues for the Institutional market increased $15.9 million, or 22.4%, to $87.1 million for the fiscal year ended September 30, 2001, from $71.2 million for the fiscal year ended September 30, 2000. This increase was primarily a result of volume growth of 17.4% over the prior year and higher average selling prices.

Gross Profit. Gross profit increased $27.7 million, or 39.6%, to $97.7 million for the fiscal year ended September 30, 2001, from $70.0 million for the fiscal year ended September 30, 2000. Gross profit increased generally as a result of the volume and revenue gains referenced above. Gross profit as a percentage of revenues increased to 31.4% for the fiscal year ended September 30, 2001 from 28.1% for the fiscal year ended September 30, 2000. The increase in gross profit as a percentage of revenues relates to incremental gross profit on branded products subsequent to the brand acquisitions.

Selling and Marketing Expense. Selling and marketing expense increased $14.8 million, or 92.0%, to $30.8 million for the fiscal year ended September 30, 2001, from $16.1 million reported for the fiscal year ended September 30, 2000. Selling and marketing expense as a percentage of revenues increased to 9.9% for the fiscal year ended September 30, 2001, from 6.5% for the comparable prior period. This increase was primarily due to higher marketing costs associated with higher retail revenues, as well as the incremental marketing and personnel costs associated with the Mueller's brand acquisition.

General and Administrative Expense. General and administrative expense increased $4.0 million, or 64.1%, to $10.3 million for the fiscal year ended September 30, 2001, from $6.3 million reported for the comparable period last year. General and administrative expense as a percentage of revenues increased to 3.3% from 2.5%. The majority of the increase relates to incremental personnel and intangible amortization costs associated with the Mueller's brand acquisition.

Provision for Acquisition Expenses. The provision for acquisition expenses of $5.5 million for the year consisted of incremental costs associated with the Mueller's brand acquisition ($1.8 million) and the acquisition of the seven brands from Borden Foods ($3.7 million).

Operating Profit. Operating profit for the fiscal year ended September 30, 2001, was $51.0 million, an increase of 7.1% over the $47.7 million reported for the fiscal year ended September 30, 2000. Operating profit decreased as a percentage of revenues to 16.4% for the fiscal year ended September 30, 2001, from 19.1% for the fiscal year ended September 30, 2000, as a result of the factors discussed above. Excluding the $5.5 million charge for incremental acquisition expenses, operating profit was $56.6 million, an $8.9 million or 18.7% increase over that reported in the prior year. Operating profit as a percentage of net revenues, excluding the non-recurring charge, was 18.2% versus 19.1% in the prior year.

Interest Expense. Interest expense for the fiscal year ended September 30, 2001, was $8.5 million, increasing 77.7% from the $4.8 million reported for the fiscal year ended September 30, 2000. The increase related to borrowings associated with the brand acquisitions, our stock repurchase program, and capital expenditures. These increases were partially offset by cash flow from operations.

Income Tax Expense. Income tax for the fiscal year ended September 30, 2001, was $14.7 million, decreasing $.7 million from the $15.4 million reported for the fiscal year ended September 30, 2000, and reflects effective income tax rates of approximately 34.5% and 36.0%, respectively.

Extraordinary Item. During the year ended September 30, 2001, we incurred a $1.5 million (net of tax) extraordinary loss in conjunction with the July 2001 extinguishment of our previous line of credit following our completion of a new $300 million credit agreement. There was no such item in the prior year.

Net Income. Net income for the fiscal year ended September 30, 2001, was $26.3 million, decreasing from the $27.5 million reported for the fiscal year ended September 30, 2000. Excluding the impact of the $5.5 million charge for unusual incremental acquisition costs, net income for the year totaled $30.0 million, an increase of $2.5 million or 9.1% over the prior year. Net income per common share-assuming dilution was $1.45 in fiscal 2001 compared to $1.50 per share for the fiscal year ended September 30, 2000. Excluding the impact of the $5.5 million charge for non-recurring acquisition costs and the extraordinary item, diluted earnings per common share was $1.73, and net income as a percentage of net revenue was 10.1% versus 11.0% in the prior year.

Liquidity and Capital Resources

Our primary sources of liquidity are cash provided by operations and borrowings under our credit facility. Cash and temporary investments totaled $8.2 million and net working capital totaled $79.6 million at September 30, 2002. At September 30, 2001, cash and temporary cash investments totaled $5.3 million and working capital totaled $53.8 million. The $25.8 million increase in working capital in fiscal year 2002 was financed with the existing credit facility and cash generated by operations.

Our net cash provided by operating activities totaled $57.5 million for the fiscal year ended September 30, 2002 compared to $44.2 million for the fiscal year ended September 30, 2001 and $38.9 million for the fiscal year ended September 30, 2000. The increases are primarily related to increases in net income before non-cash charges, offset by increases in net working capital requirements.

Cash flow used in investing activities principally relates to our branded product acquisitions and investments in production, distribution, milling and management information system assets. Capital expenditures, were $72.8 million for the fiscal year ended September 30, 2002, $39.3 million for the year ended September 30, 2001 and $57.7 million for the fiscal year ended September 30, 2000.

Net cash provided by financing activities was $24.7 million for the fiscal year ended September 30, 2002 compared to $91.7 million for the fiscal year ended September 30, 2001, and $21.1 million for the fiscal year ended September 30, 2000. The $24.7 million in fiscal 2002 is primarily a result of $60.1 million proceeds from issuance of debt, offset by $41.4 million principal payment on debt and capital lease obligations. The $91.7 million in fiscal 2001 is primarily a result of $244.6 million proceeds from issuance of debt (net of $3.0 million deferred issuance costs) offset by $152.6 million principal payment on debt and capital lease obligations. The $21.1 million in fiscal 2000 is primarily a result of $57.3 million proceeds from issuance of debt, offset by $31.3 million used to purchase treasury stock.

We currently use cash to fund capital expenditures, repayments of debt and working capital requirements. We expect that future cash requirements will principally be for capital expenditures, repayments of debt and working capital requirements.

On July 16, 2001, we secured a new five-year, $300 million revolving credit facility to replace the previous $190 million facility. The revolver includes $100 million of dual currency availability in Euros or U.S. dollars to finance our international business in Italy.

Our credit agreement contains restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on the payment of dividends, stock purchases and our ability to enter into certain contractual arrangements. We do not expect these limitations to have a material effect on business or results of operations. We are in compliance with all financial covenants contained in the credit agreement.

At September 30, 2002, the three-month LIBOR rate was 1.80625%, the three-month Euribor rate was 3.30%, and our weighted average bank debt borrowing rate was 3.32%.

We utilize interest rate swap agreements and foreign exchange contracts to manage interest rate and foreign currency exposures. The principal objective of such financial derivative contracts is to moderate the effect of fluctuations in interest rates and foreign exchange rates. We, as a matter of policy, do not speculate in financial markets and therefore do not hold these contracts for trading purposes. We utilize what are considered simple instruments, such as forward foreign exchange contracts and non-leveraged interest rate swaps, to accomplish our objectives.

At this time, the current and projected borrowings under our credit facility do not exceed the facility's available commitment. The facility matures on October 2, 2006. We anticipate that any borrowings outstanding at that time will be satisfied with funds from operations or will be refinanced. We have no other material commitments.

On December 13, 2002, we completed an amendment to our revolving credit facility. The amendment provides an additional $100 million term loan capacity. The terms of the original revolving credit facility provide commitment reductions of $110 million between October 1, 2002 and October 1, 2005. The additional term loan capacity is nearly sufficient to offset the cumulative annual reductions in credit availability required by the original credit facility. The original terms of the facility remain generally the same.

We believe that net cash expected to be provided by operating activities and net cash provided by financing activities will be sufficient to meet our expected capital and liquidity needs for the foreseeable future.

Contractual Obligations	**Payments Due by Period**				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long term debt	$261,533	$3,894	$67,639	$190,000	$--
Capital lease obligations	996	430	566	--	--
Unconditional durum purchase obligations	17,000	17,000	--	--	--
Total contractual cash obligations	$279,529	$21,324	$68,205	$190,000	$--

Recently Issued Accounting Pronouncements

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. This new standard, when in effect, will supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Long-Lived Assets to Be Disposed Of", providing one accounting model for the review of asset impairment. SFAS No. 144 retains much of the recognition and measurement provisions of SFAS No. 121, but removes goodwill from its scope. It also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change. Criteria to classify long-lived assets to be disposed of by sale has changed from SFAS No. 121, but these costs will continue to be reported at the lower of their carrying amount or fair value less cost to sell, and will cease to be depreciated.

SFAS No. 144 will also supercede the section of APB No. 30 which prescribes reporting for the effects of a disposal of a segment of a business. This statement retains the basic presentation provisions of the opinion, but requires losses on a disposal or discontinued operation to be recognized as incurred. It also broadens the definition of a discontinued operation to include a component of an entity.

In July 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The objective of this statement is to provide accounting guidance for legal obligations associated with the retirement of long-lived assets by requiring the fair value of a liability for the asset retirement obligation to be recognized in the period in which it is incurred. When the liability is initially recognized, the asset retirement costs should also be capitalized by increasing the carrying amount of the related long-lived asset. The liability is then accreted to its present value each period and the capitalized costs are depreciated over the useful life of the associated asset. This statement is effective for fiscal years beginning after June 15, 2002.

We do not expect the adoption of these new pronouncements to have a material impact on our consolidated financial statements.

Other Matters

None.

Effect of Inflation

During the last three fiscal periods, inflation has not had a material effect on our business. We have experienced increases in our cost of borrowing and raw materials, though generally not related to inflation. In general, we have increased the majority of customer sales prices to recover significant raw material cost increases. However, these changes in prices have historically lagged price increases in our raw material costs.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our principal exposure to market risk associated with financial instruments relates to interest rate risk associated with variable rate borrowings and foreign currency exchange rate risk associated with borrowings denominated in foreign currency. We occasionally utilize simple derivative instruments such as interest rate swaps to manage our mix of fixed and floating rate debt. We had various fixed interest rate swap agreements with notional amounts of $145 million outstanding at September 30, 2002. The estimated fair value of the interest rate swap agreements of $(2,275,000) is the amount we would be required to pay to terminate the swap agreements at September 30, 2002. If interest rates for our long-term debt under our credit facility had averaged 10% more and the full amount available under our credit facility had been outstanding for the entire year, our interest expense would have increased, and income before taxes would have decreased by $0.5 million for the year ended September 30, 2002. We hedge our net investment in our foreign subsidiaries with euro borrowings under our credit facility. Changes in the U.S. dollar equivalent of euro-based borrowings is recorded as a component of the net translation adjustment in the consolidated statement of stockholder's equity.

The functional currency for our Italy operation is the Euro. At September 30, 2002, long-term debt includes obligations of 37.5 million Euros ($36.7 million) under a credit facility which bears interest at a variable rate based upon the Euribor rate.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

AMERICAN ITALIAN PASTA COMPANY

Index to Audited Consolidated Financial Statements

Report of Independent Auditors

The Board of Directors
American Italian Pasta Company

We have audited the accompanying consolidated balance sheets of American Italian Pasta Company (the Company) as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Italian Pasta Company at September 30, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP

Kansas City, Missouri
October 30, 2002

AMERICAN ITALIAN PASTA COMPANY

Consolidated Balance Sheets

	September 30, 2002	September 30, 2001
	(In thousands)	
Assets		
Current assets:		
Cash and temporary investments	$ 8,247	$ 5,284
Trade and other receivables	46,463	37,546
Prepaid expenses and deposits	11,282	8,024
Inventory	49,720	43,866
Deferred income taxes (Note 3)	2,420	3,565
Total current assets	118,132	98,285
Property, plant and equipment:		
Land and improvements	11,061	8,123
Buildings	103,052	99,548
Plant and mill equipment	321,527	269,751
Furniture, fixtures and equipment	14,063	10,957
	449,703	388,379
Accumulated depreciation	(99,607)	(80,453)
	350,096	307,926
Construction in progress	45,844	31,236
Total property, plant and equipment	395,940	339,162
Intangible assets	119,360	116,707
Other assets	7,177	5,989
Total assets	$640,609	$560,143
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 21,320	$ 22,416
Accrued expenses	11,359	19,652
Income tax payable	1,585	877
Current maturities of long-term debt (Note 2)	4,279	1,559
Total current liabilities	38,543	44,504
Long-term debt (Note 2)	258,193	236,783
Deferred income taxes (Note 3)	46,767	33,664
Commitments and contingencies (Note 4)		
Stockholders' equity: (Notes 6, 9 & 11)		
Preferred stock, $.001 par value:		
Authorized shares - 10,000,000	--	--
Class A common stock, $.001 par value:		
Authorized shares - 75,000,000	20	19
Class B common stock, $.001 par value:		
Authorized shares - 25,000,000	--	--
Additional paid-in capital	213,671	202,674
Treasury stock at cost	(34,394)	(34,394)
Notes receivable from officers	--	(61)
Unearned compensation	(940)	(223)
Retained earnings	121,862	80,563
Accumulated other comprehensive loss	(3,113)	(3,386)
Total stockholders' equity	297,106	245,192
Total liabilities and stockholders' equity	$640,609	$560,143

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Income

	Year ended September 30, 2002	Year ended September 30, 2001	Year ended September 30, 2000
	(In thousands, except per share amounts)		
Revenues (Notes 1 & 5)	$380,799	$310,789	$248,795
Cost of goods sold	249,000	213,086	178,810
Gross profit	131,799	97,703	69,985
Selling and marketing expense	48,013	30,844	16,065
General and administrative expense	11,801	10,278	6,263
Provision for acquisition expenses	--	5,537	--
Operating profit	71,985	51,044	47,657
Interest expense, net	9,315	8,491	4,777
Income before income tax expense and extraordinary item	62,670	42,553	42,880
Income tax expense (Note 3)	21,371	14,680	15,426
Income before extraordinary item	41,299	27,873	27,454
Extraordinary item:			
Loss due to early extinguishment of long-term debt, net of income taxes	--	(1,543)	--
Net income	$ 41,299	$ 26,330	$ 27,454
Net income per common share:			
Before extraordinary item	$ 2.31	$ 1.60	$ 1.53
Extraordinary item	--	(.09)	--
Total	$ 2.31	$ 1.51	$ 1.53
Weighted-average common shares outstanding	17,879	17,404	17,895
Net income per common share assuming dilution:			
Before extraordinary item	$ 2.21	$ 1.53	$ 1.50
Extraordinary item	--	(.08)	--
Total	$ 2.21	$ 1.45	$ 1.50
Weighted-average common shares outstanding	18,695	18,186	18,298

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Stockholders' Equity

	Year ended September 30, 2002	Year ended September 30, 2001	Year ended September 30, 2000
		(In thousands)	
Class A Common Shares			
Balance, beginning of year	19,218	18,363	18,177
Issuance of shares of Class A Common stock to option holders & other issuances	459	855	186
Balance, end of year	19,677	19,218	18,363
Class A Common Stock			
Balance, beginning of year	$ 19	$ 18	$ 18
Issuance of shares of Class A Common stock to option holders & other issuances	1	1	--
Balance, end of year	$ 20	$ 19	$ 18
Additional Paid-in Capital			
Balance, beginning of year	$ 202,674	$ 177,725	$ 175,030
Issuance of shares of Class A Common stock to option holders & other issuances	6,612	24,032	1,332
Tax benefit from stock compensation	4,385	917	1,363
Balance, end of year	$ 213,671	$ 202,674	$ 177,725
Treasury Stock			
Balance, beginning of year	$ (34,394)	$(31,362)	$ (26)
Purchase of treasury stock	--	(3,032)	(31,336)
Balance, end of year	$ (34,394)	$(34,394)	$(31,362)
Notes Receivable from Officers			
Balance, beginning of year	$ (61)	$ (61)	$ (71)
Paydown of notes receivable from officers	61	--	10
Balance, end of year	$ --	$ (61)	$ (61)
Unearned Compensation			
Balance, beginning of year	$ (223)	$ --	$ --
Issuance of common stock	(890)	(223)	--
Earned compensation	173	--	--
Balance, end of year	$ (940)	$ (223)	$ --
Other Comprehensive Loss			
Foreign currency translation adjustment			
Balance, beginning of year	$ (2,957)	$ (2,149)	$ --
Change during the period	1,346	(808)	(2,149)
Balance, end of year	(1,611)	(2,957)	(2,149)
Interest rate swaps fair value adjustment			
Balance, beginning of year	(429)	--	--
Change during the period	(1,073)	(429)	--
Balance, end of year	(1,502)	(429)	--
Total accumulated other comprehensive loss	$ (3,113)	$ (3,386)	$ (2,149)
Retained Earnings			
Balance, beginning of year	$ 80,563	$ 54,233	$ 26,779
Net income	41,299	26,330	27,454
Balance, end of year	121,862	80,563	54,233
Total Stockholders' Equity	$ 297,106	$ 245,192	$ 198,404

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Comprehensive Income

	Year ended September 30, 2002	Year ended September 30, 2001	Year ended September 30, 2000
		(In thousands)	
Net income	$41,299	$26,330	$27,454
Other comprehensive income (loss)			
Net unrealized losses on qualifying cash flow hedges (net of income tax benefit of $553,000 and $146,000, respectively)	(1,073)	(429)	--
Foreign currency translation adjustment (net of income tax benefit (expense) of ($693,000), $416,000 and $1,107,000, respectively)	1,346	(808)	(2,149)
Total other comprehensive income (loss)	273	(1,237)	(2,149)
Comprehensive income	$41,572	$25,093	$25,305

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Consolidated Statements of Cash Flows

	Year ended September 30, 2002	Year ended September 30, 2001	Year ended September 30, 2000
		(In thousands)	
Operating activities:			
Net income	$41,299	$26,330	$27,454
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	20,791	17,513	15,906
Deferred income tax expense	17,059	9,817	8,958
Extraordinary loss due to early extinguishment of long-term debt	--	1,543	--
Changes in operating assets and liabilities:			
Trade and other receivables	(9,117)	(11,479)	(5,478)
Prepaid expenses and deposits	(2,836)	(3,598)	(472)
Inventory	(5,710)	(3,175)	(3,180)
Accounts payable and accrued expenses	(7,888)	7,984	(3,635)
Income taxes	5,122	1,977	2,205
Other	(1,195)	(2,665)	(2,864)
Net cash provided by operating activities	57,525	44,247	38,894
Investing activities:			
Purchase of pasta brands	(3,973)	(96,454)	--
Additions to property, plant and equipment	(72,773)	(39,275)	(57,706)
Other	(2,000)	--	--
Net cash used in investing activities	(78,746)	(135,729)	(57,706)
Financing activities:			
Additions to deferred debt issuance costs	--	(3,034)	(791)
Proceeds from issuance of debt	60,055	247,593	57,304
Principal payments on debt and capital lease obligations	(41,368)	(152,598)	(5,452)
Proceeds from issuance of common stock, net of issuance costs	5,699	2,812	1,330
Purchases of treasury stock	--	(3,032)	(31,336)
Other	264	--	10
Net cash provided by financing activities	24,650	91,741	21,065
Effect of exchange rate changes on cash	(466)	(1,652)	1,336
Net increase (decrease) in cash and temporary investments	2,963	(1,393)	3,589
Cash and temporary investments at beginning of year	5,284	6,677	3,088
Cash and temporary investments at end of year	$8,247	$5,284	$6,677

See accompanying notes to consolidated financial statements.

AMERICAN ITALIAN PASTA COMPANY

Notes to Consolidated Financial Statements
September 30, 2002

1. Summary of Significant Accounting Policies

Nature of Business

American Italian Pasta Company (the Company) is a Delaware corporation which began operations in 1988. The Company is the largest producer and marketer of pasta products in the United States and has manufacturing and distribution facilities located in Excelsior Springs, Missouri, Columbia, South Carolina, Kenosha, Wisconsin, and Verolanuova, Italy.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries.

Fiscal Year End

The Company's fiscal year ends on the last Friday of September or the first Friday of October, resulting in a 52- or 53-week year depending on the calendar. The Company's first three quarters end on the Friday last preceding December 31, March 31 and June 30 or the first Friday of the following month of each quarter. For purposes of the financial statements and notes thereto, the Company's fiscal year is described as having ended on September 30.

Revenue Recognition

Sales of the Company's products, including pricing terms, are final upon shipment of the goods, except for certain supply contracts where the requirements have been met for recognizing revenue upon completion of production.

Foreign Currency

The Company's functional currency is the U.S. dollar. Accordingly, assets and liabilities of the Company's foreign operations are remeasured at year-end exchange rates or historical rates depending on their nature; income and expenses are remeasured at the weighted-average exchange rates for the year. Foreign currency gains and losses resulting from transactions are included in consolidated operations in the year of occurrence.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Company grants credit to certain customers who meet the Company's pre-established credit requirements. Generally, the Company does not require collateral when trade credit is granted to customers. Credit losses are provided for in the financial statements and consistently have been within management's expectations. The allowance for doubtful accounts at September 30, 2002 and 2001 was $1,054,000 and $847,000, respectively. At September 30, 2002 and 2001, approximately 17% and 16%, respectively, of accounts receivable were due from three customers.

Pasta is made from semolina milled from durum wheat, a class of hard amber wheat purchased by the Company from certain parts of the world. The Company mills the wheat into semolina at both the Excelsior Springs and Columbia plants. Durum wheat is a narrowly traded commodity crop. The Company attempts to minimize the effect of durum wheat cost fluctuations through forward purchase contracts and raw material cost-based pricing agreements with many of its customers. The Company's commodity procurement and pricing practices are intended to reduce the risk of durum wheat cost increases on profitability, but also may temporarily affect the timing of the Company's ability to benefit from possible durum wheat cost decreases for such contracted quantities.

Derivative Instruments

Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* (Statement 133), requires companies to recognize all of their derivative instruments as either assets or liabilities in the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

Cash Flow Hedging Strategy

To protect against increases in the value of forecasted foreign currency cash outflows for the purchase of product from Italy for sale in the United States, the Company has instituted a Euro cash flow hedging program. The Company hedges portions of its forecasted purchases in Euros with forward contracts. If the dollar weakens against the Euro, the increased cost of future Euro-denominated purchases is offset by gains in the value of the forward contracts designated as hedges. Conversely, if the dollar strengthens, the decreased cost of future Euro-denominated purchases is offset by losses in the value of the forward contracts.

The Company has entered into interest rate swap agreements that effectively convert a portion of its floating-rate debt to a fixed-rate basis for the next four years, thus reducing the impact of interest rate changes on future interest expense. Approximately 55% ($145 million) of the Company's outstanding debt was designated as the hedged items to interest rate swap agreements at September 30, 2002.

During the year ended September 30, 2002, the Company reclassified ($1,223,000) of net gains (losses) from other accumulated comprehensive income to current earnings.

At September 30, 2002, the Company expects to reclassify ($1,180,000) of net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to actual export sales and the payment of variable interest associated with the floating rate debt.

Hedge of Net Investment in Foreign Operations

The Company uses foreign denominated variable-rate debt to protect the value of its investments in its foreign subsidiaries in Italy. Realized and unrealized gains and losses from these hedges are not included in the income statement, but are shown in the cumulative translation adjustment account included in other comprehensive income, with the related amounts due to or from counterparties included in other liabilities or other assets.

Financial Instruments

The carrying value of the Company's financial instruments, including cash and temporary investments, accounts receivable, accounts payable and long-term debt, as reported in the accompanying consolidated balance sheets at September 30, 2002 and 2001, approximates fair value. The estimated fair value of the interest rate swap agreement outstanding at September 30, 2002 of ($2,275,000) is the amount the Company would be required to pay to terminate the swap agreement at September 30, 2002.

Cash and Temporary Investments

Cash and temporary investments include cash on hand, amounts due from banks and highly liquid marketable securities with maturities of three months or less at the date of purchase.

Inventories

Inventories are stated using product specific standard costs which approximate the lower of cost or market determined on a first-in, first-out (FIFO) basis. Inventories consist of the following:

	September 30, 2002	September 30, 2001
	(In thousands)	
Finished goods	$38,881	$33,134
Raw materials, packaging materials and work-in-process	10,839	10,732
	$49,720	$43,866

Property, Plant and Equipment

Capital additions, improvements and major renewals are classified as property, plant and equipment and are recorded at cost. Depreciation is calculated for financial statement purposes using the straight-line method over the estimated useful life of the related asset for each year as follows:

	Number of Years
Land improvements	40
Buildings	30
Plant and mill equipment	20
Packaging equipment	10
Furniture, fixtures and equipment	5

The Company capitalizes interest costs associated with the construction and installation of plant and equipment. During the years ended September 30, 2002, 2001 and 2000, approximately $1,898,000, $2,567,000 and $2,086,000, respectively, of interest cost was capitalized.

Intangible Assets

During the fiscal year ended September 30, 2001, the Company acquired the Mueller's brand from Bestfoods, Inc. for $44.4 million, consisting of $23.8 million in cash and 686,666 shares of common stock valued at $30 per share. The purchase price was allocated to trademarks, brand name, and inventory. These intangibles were assigned a life of forty years, and accordingly, the Company recognized approximately $1.0 million of amortization expense during the year ended September 30, 2001. Effective October 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets, and assigned an indefinite life to trademarks and brand name and, as such, will no longer incur amortization expense related to these assets.

In addition, during the fiscal year ended September 30, 2001, the Company acquired seven pasta brands from Borden, Inc., including Anthony's®, Globe/A-1®, Luxury®, Mrs. Grass®, Pennsylvania Dutch®, R&F®, and Ronco®. The purchase price in the Borden transaction was $72.6 million and has been allocated to trademarks, brand name, and inventory. The Company believes these assets have an indefinite life and, as the transaction occurred after July 1, 2001, is not amortizing the amounts, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets.

These intangible assets are reviewed at least annually for impairment by comparing the Company's best estimate of fair value with the carrying amount of the intangible.

Other Assets

Other assets consist of the following:

	September 30, 2002	September 30, 2001
	(In thousands)	
Package design costs	$ 7,598	$ 6,393
Deferred debt issuance costs	3,034	3,034
Other	3,145	1,414
	13,777	10,841
Accumulated amortization	(6,600)	(4,852)
	$ 7,177	$ 5,989

Package design costs relate to certain incremental third party costs to design artwork and produce die plates and negatives necessary to manufacture and print packaging materials according to the Company's and customers' specification. These costs are amortized ratably over a two to five year period. In the event that product packaging is discontinued prior to the end of the amortization period, the respective package design costs are written off. Package design costs, net of accumulated amortization, were $2,636,000 and $2,573,000 at September 30, 2002 and 2001, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the method prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its employee stock options and have adopted the pro forma disclosure requirements under SFAS No. 123 "Accounting for Stock-Based Compensation." Under APB No. 25, because the exercise price of the Company's employee stock options is equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Advertising Costs

Advertising and promotion costs are expensed as incurred.

Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of goods sold in the Company's consolidated statements of income.

Net Income Per Common Share

Net income per common share is calculated using the weighted-average number of common shares and, in the case of diluted net income per share, common equivalent shares, to the extent dilutive, outstanding during the periods.

Dilutive securities, consisting of options (see *Note 6*), included in the calculation of diluted weighted average common shares were 816,000 shares in fiscal 2002, 782,000 shares in fiscal 2001 and 403,000 shares in fiscal 2000.

Continued Dumping and Subsidy Offset Act of 2000

On October 28, 2000, the U.S. government enacted the "Continued Dumping and Subsidy Offset Act of 2000" (the "Act") which provides that assessed anti-dumping and subsidy duties liquidated by the Department of Commerce after October 1, 2000 will be distributed to affected domestic producers. Accordingly, in late December, AIPC received payment from the Department of Commerce of $7.6 million as the Company's calculated share, based on tariffs liquidated by the government from October 1, 2000 to September 30, 2001 on Italian and Turkish imported pasta.

According to Congressional documents, these payments to affected U.S. producers are for the purpose of maintaining jobs and investments that might be affected through unfair trade practices, and to offset revenues lost through foreign companies' dumping practices and foreign governments' subsidy practices. There are no specific requirements on how the funds are to be used by the Company other than the funds are intended to benefit future periods. As such, the Company used a significant portion to increase investment in brand building activities (for example, slotting to expand or recapture distribution and consumer promotion reinforcing the long-term quality tradition of the Company's brands), and continued strengthening of the Company's organization.

It is the Company's understanding that procedures will be established by U.S. Customs to recover potential overpayments under this program to U.S. producers. Overpayments may be recovered by U.S. Customs for a number of reasons up to one year after payment is made. The Company has not received any claims of overpayment. For this reason and to match the revenue received with the incremental expenditures made under the program, the Company recognized the receipt ratably over the current fiscal year.

The legislation creating the dumping and subsidy offset payment (referred to as the Byrd Amendment) provides for annual payments from the U.S. government. However it is not possible to reasonably estimate the potential amount, if any, to be received in future periods.

2. Long-Term Debt

On July 16, 2001, the Company secured a new five-year $300 million revolving credit facility to replace the Company's previous $190 million facility. The revolver includes a $100 million dual currency availability in Euros or U.S. dollars to finance the Company's international business in Italy. The credit facility matures on October 2, 2006. Available borrowings under the credit facility were $42,361,000 at September 30, 2002.

The principal maturity terms of the new $300 million, long-term revolving credit facility are as follows:

	Amount *(in thousands)*	Date
Scheduled Commitment Reduction	$25,000	October 1, 2002
Scheduled Commitment Reduction	25,000	October 1, 2003
Scheduled Commitment Reduction	30,000	October 1, 2004
Scheduled Commitment Reduction	30,000	October 1, 2005
Final Maturity	190,000	October 2, 2006
	$300,000	

Interest is charged at LIBOR/Euribor plus an applicable margin based on a sliding scale of the ratio of the Company's total indebtedness divided by earnings before interest, taxes, depreciation and amortization (EBITDA). In addition, a commitment fee is charged on the unused facility balance based on the sliding scale of the Company's total indebtedness divided by EBITDA. The stated interest plus the commitment fee is classified as interest expense.

In 2001, the Company redeemed, prior to scheduled maturities, $147.4 million of debt with interest rates ranging from 4.7% to 6.4%. This resulted in a $1.5 million after-tax extraordinary loss for the Company.

Long-term debt consists of the following:

	September 30, 2002	September 30, 2001
	(In thousands)	
Term loans under credit facility	$257,639	$223,722
Capital lease, 12-year term with three, five-year renewal options, at an imputed interest rate of 7.2%	--	3,991
Capital lease, 15-year term with three, five-year renewal options, at an imputed interest rate of 8.5%	--	2,816
Capital lease, 12-year term with three, five-year renewal options, at an imputed interest rate of 8.5%	--	6,308
Capital lease, eight-year term at an imputed interest rate of 8.5%	--	1,037
Short term notes payable	3,894	--
Other	939	468
	262,472	238,342
Less current portion	4,279	1,559
	$258,193	$236,783

Annual maturities of long-term debt and capital lease obligations for each of the next five years ended September 30, are as follows:

Year	Long-Term Debt	Capital Leases and Other (In thousands)	Total
2003	$ 3,894	$430	
2004	7,639	484	
2005	30,000	82	
2006	30,000	--	
2007	190,000	--	
Thereafter	--	--	
	261,533	996	$262,529
Less imputed interest	--	57	57
Present value of net minimum payments	261,533	939	262,472
Less current portion	3,894	385	4,279
Long-term obligations	$257,639	$554	$258,193

The revolving credit facility contains various restrictive covenants which include, among other things, financial covenants requiring minimum and cumulative earnings levels and limitations on the payment of dividends, purchases of Company stock, and the Company's ability to enter into certain contractual arrangements. The Company was in compliance with the restrictive covenants as of September 30, 2002. The facility is unsecured.

The Company leases certain assets under capital lease agreements. At September 30, 2001, the cost of these assets was $20,202,000, and related accumulated amortization was $3,897,000. The costs of these assets were not material to the consolidated financial statements at September 30, 2002.

3. Income Taxes

The Company has AMT credit carryforwards of $7,918,000 and $9,537,000 at September 30, 2002 and 2001, respectively, with no expiration date. Management believes it is more likely than not that deferred tax assets associated with these items will be realized through the generation of future taxable income and available tax planning strategies.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

	September 30, 2002	September 30, 2001
	(In thousands)	
Deferred tax assets:		
AMT credit and Foreign net operating loss carryforwards	$8,828	$9,537
Inventory valuation	782	2,176
Other comprehensive income/loss components	2,688	(123)
Other	2,020	1,280
Total deferred tax assets	14,318	12,870
Deferred tax liabilities:		
Book basis of tangible assets greater than tax	49,653	40,454
Book basis of intangible assets greater than tax	9,012	2,515
Total deferred tax liabilities	58,665	42,969
Net deferred tax liabilities	$(44,347)	$(30,099)

Significant components of the provision for income taxes are as follows:

	Year ended September 30, 2002	Year ended September 30, 2001 (In thousands)	Year ended September 30, 2000
Current income tax expense	$ 5,655	$ 5,098	$ 6,468
Deferred tax expense	15,716	9,582	8,958
Total income tax expense	$21,371	$14,680	$15,426

The reconciliation of income tax computed at the U.S. statutory tax rate to income tax expense is as follows:

	Year ended September 30, 2002	Year ended September 30, 2001 (In thousands)	Year ended September 30, 2000
Income before income taxes	$62,670	$42,553	$42,880
U.S. statutory tax rate	x 35%	x 35%	x 35%
Federal income tax expense at U.S. statutory rate	21,935	14,893	15,008
State income tax expense, net of federal tax effect	526	261	643
Foreign tax rate differential	(530)	(308)	--
Foreign tax incentives	(498)	--	--
Other, net	(62)	(166)	(225)
Total income tax expense	$21,371	$14,680	$15,426

Income tax benefit allocated to other items was as follows:

	Year ended September 30, 2002	Year ended September 30, 2001 (In thousands)	Year ended September 30, 2000
Extraordinary item	$ --	$(812)	$ --
Stock option arrangements (1)	(4,385)	(917)	(1,363)

(1) This amount has been recorded directly to "Additional Paid-In Capital".

4. Commitments and Contingencies

The Company had durum wheat purchase commitments totaling approximately $17 million and $24 million at September 30, 2002 and 2001, respectively.

Under agreements with its primary rail carriers, the Company is obligated to transport specified wheat volumes. In the event the specified transportation volumes are not met, the Company is required to reimburse certain rail carrier costs. The Company is in compliance with the volume obligations at September 30, 2002.

5. Major Customers

Sales to a certain customer during the years ended September 30, 2002, 2001 and 2000 represented 11%, 13% and 15% of revenues, respectively. Sales to a second customer during the years ended September 30, 2002, 2001 and 2000 represented 13%, 12% and 15% of revenues, respectively. Sales to a third customer during fiscal 2000 were 23% of revenues. With the Company's acquisition of the Mueller's brand on November 14, 2000, the Company no longer has revenues arising from transactions with this major customer.

6. Stock Option Plan

In October 1992, a stock option plan was established that authorizes the granting of options to purchase up to 1,201,880 shares of the Company's common stock by certain officers and key employees. In October 1993, an additional plan was established that authorizes the granting of options to purchase up to 82,783 shares of the Company's common stock. In October 1997, a third stock option plan was established that authorizes the granting of options to purchase up to 2,000,000 shares of the Company's common stock by certain officers and key employees. In December 2000, a fourth stock option plan was established that authorizes the granting of options to purchase up to 1,000,000 shares of the Company's common stock by certain officers and key employees. The stock options expire 10 years from the date of grant and become exercisable over the next one to five years in varying amounts depending on the terms of the individual option agreements.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 2.0% for fiscal 2002 and 4.5% for fiscal 2001 and 2000; dividend yields of zero; volatility factors of the expected market price of the Company's common stock of .408 for fiscal 2002, .358for fiscal 2001 and .483 for fiscal 2000; and a weighted-average expected life of the option of one to five years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

	2002	2001	2000
Pro forma net income	$38,302	$23,924	$25,543
Pro forma earnings per share:			
Basic	$2.14	$1.37	$1.43
Diluted	$2.05	$1.32	$1.40

A summary of the Company's stock option activity, and related information is as follows:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price	Exercisable
Outstanding at September 30, 1999	1,944,708	$4.92-$30.00	$15.06	1,044,066
Exercised	(178,508)	$4.92-$25.00	$6.66	
Granted	863,697	$16.375-$25.00	$22.29	
Canceled/Expired	(41,373)	$12.23-$27.875	$23.87	
Outstanding at September 30, 2000	2,588,524	$4.92-$30.00	$17.91	1,445,693
Exercised	(139,369)	$4.92-$32.00	$18.22	
Granted	204,900	$18.375-$45.30	$36.04	
Canceled/Expired	(23,191)	$18.00-$26.75	$24.42	
Outstanding at September 30, 2001	2,630,864	$4.92-$45.30	$19.25	1,679,454
Exercised	(427,966)	$4.92-$29.95	$12.49	
Granted	521,490	$34.62-$48.30	$40.72	
Canceled/Expired	(58,567)	$18.00-$45.30	$25.78	
Outstanding at September 30, 2002	2,665,821	$4.92-$48.30	$24.39	1,680,274

The following table summarizes outstanding and exercisable options at September 30, 2002:

	Options Outstanding		Options Exercisable	
Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.92	734	$ 4.92	734	$ 4.92
$ 7.02	84,622	$ 7.02	84,622	$ 7.02
$ 12.23	228,567	$ 12.23	228,567	$12.23
$ 16.375-16.625	46,000	$ 16.57	19,000	$16.57
$ 18.00-18.50	1,039,933	$ 18.11	832,247	$18.08
$ 22.375-26.50	515,445	$ 24.65	334,358	$24.72
$ 26.69-30.00	100,700	$ 28.63	48,850	$29.05
$31.30-38.00	303,820	$ 36.38	52,630	36.54
$39.30-$48.30	346,000	$ 44.45	79,266	43.83

7. Employee Benefit Plans

The Company has a defined contribution plan organized under Section 401(k) of the Internal Revenue Code covering substantially all employees. The plan allows all qualifying employees to contribute up to the tax deferred contribution limit allowable by the Internal Revenue Service. The Company will match 50% of the employee contributions up to a maximum employee contribution of 6% of the employee's salary and may contribute additional amounts to the plan as determined annually by the Board of Directors. Employer contributions related to the plan totaled $577,000, $976,000, and $450,000 for the years ended September 30, 2002, 2001 and 2000, respectively.

The Company sponsors an Employee Stock Purchase Plan (ESPP) which offers all employees the election to purchase AIPC common stock at a price equal to 90% of the market value on the first or last day of the calendar quarter, whichever is less. At September 30, 2002, 2001, and 2000, authorized shares under this plan were 50,000.

8. Supplemental Cash Flow Information

	Year ended September 30, 2002	Year ended September 30, 2001 *(In thousands)*	Year ended September 30, 2000
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 11,899	$ 10,158	$ 6,389
Cash paid for income taxes	$ 789	$ 2,992	$ 4,462
Warehouse acquired in exchange for capital lease	$ --	$ --	$ 6,800
Mueller's brand acquired in exchange for common stock	$ --	$ 20,600	$ --

9. Stock Repurchase Plan

On March 20, 2000, the Company's Board of Directors authorized up to $25 million to implement a common stock repurchase program of up to one million shares during the next twelve months.

On July 14, 2000, the Company's Board of Directors authorized an increase to its share repurchase programs to cover a total of 1.5 million shares, and allocated an additional $10 million to make these purchases.

During the year ended September 30, 2001, the Company purchased 154,849 shares for $3,032,000, at $19.58 per share. During the year ended September 30, 2000, the Company purchased 1,500,000 shares, for approximately $31,336,000, at prices ranging from $16.57 to $25.94 per share. Total shares held in treasury as of September 30, 2001 and 2000, were 1,654,981 and 1,500,132, respectively.

10. Board of Directors Remuneration Policy

The Company provides outside directors with an annual retainer amount in common stock equal to $20,000 per director, as well as a cash payment of $5,000. The issuance occurs immediately following the annual meeting of the stockholders. These shares are not registered and are restricted for a twelve-month period.

11. Unearned Compensation

In September 2002 and 2001, the Company issued 20,629 and 5,504 shares of restricted stock to certain officers of the Company. The Company recorded the fair value of the awards at the market price on the grant date. The value of the awards was recorded as unearned compensation. The awards contained either a cliff or straight line vesting provision and therefore expense will be recognized on a straight-line basis over the vesting period. The unearned compensation is classified as a reduction to stockholder's equity in the accompanying consolidated balance sheet at September 30, 2002.

12. Quarterly Financial Data - Unaudited

(In thousands, except per share data)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended September 30, 2002				
Revenues	$ 92,003	$ 94,843	$ 91,773	$102,180
Gross profit	32,844	33,717	32,490	32,748
Operating profit	16,071	17,663	18,838	19,413
Net income	8,852	10,059	11,007	11,381
Basic net income per common share	0.50	0.56	0.61	0.63
Net income per common share --assuming dilution	0.48	0.54	0.59	0.61
Year ended September 30, 2001				
Revenues	$ 66,404	$ 75,030	$ 77,300	$ 92,055
Gross profit	19,090	23,388	25,282	29,943
Operating profit	9,541	13,804	15,134	12,566
Net income	5,249	7,690	8,491	4,901
Basic net income per common share	0.31	0.44	0.49	0.28
Net income per common share --assuming dilution	0.30	0.42	0.46	0.27

The above quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included.

13. Subsequent Events - Unaudited

On October 2, 2002, the Company announced the purchase of the Martha Gooch and LaRosa pasta brands from ADM in the United States and the Lensi brand of pasta products from Pastificio Lensi of Vinci, Italy for an approximate total of $9.5 million, including trade liabilities. The Pastificio Lensi transaction was completed prior to fiscal year end, and the Martha Gooch and LaRosa transactions were completed in early October 2002. No manufacturing assets were included in the transactions.

In November 2002, the Company's Board of Directors authorized up to $20 million to implement a common stock repurchase program. The Company purchased 323,398 shares for $10,634,000, at prices ranging from $32.52 to $33.00 per share.

On December 13, 2002, the Company completed an amendment to its revolving credit facility. The amendment provides the Company with an additional $100 million term loan capacity. The terms of the original credit facility provide commitment reductions of $110 million between October 1, 2002 and October 1, 2005. The additional term loan capacity is nearly sufficient to offset the cumulative annual reductions in credit availability required by the original credit facility. The original terms of the facility remain generally the same.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

PART III

AIPC has incorporated by reference certain responses to the Items of this Part III pursuant to Rule 12b-23 under the Exchange Act and General Instruction G(3) to Form 10-K. AIPC's definitive proxy statement for the 2002 annual meeting of stockholders (the "Definitive Proxy Statement") will be filed no later than 120 days after September 27, 2002.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

(a) Directors of the Company

The information set forth in response to Item 401 of Regulation S-K under the heading "Proposal 1 - Election of Three Directors" and "The Board of Directors" in AIPC's Definitive Proxy Statement is incorporated herein by reference in partial response to this Item 10.

(b) Executive Officers of the Company

The information set forth in response to Item 401 of Regulation S-K under "Executive Officers of the Registrant" an unnumbered Item in Part 1 (immediately following Item 4 Submission of Matters to a Vote of Security Holders) of this Form 10-K is incorporated herein by reference in partial response to this Item 10.

The information set forth in response to Item 405 of Regulation S-K under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in AIPC's Definitive Proxy Statement is incorporated herein by reference in partial response to this Item 10.

ITEM 11. EXECUTIVE COMPENSATION.

The information set forth in response to Item 402 of Regulation S-K under "Management Compensation" in AIPC's Definitive Proxy Statement, (other than The Compensation Committee Report on Executive Compensation) is incorporated by reference in response to this Item 11.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The information set forth in response to Item 201(d) (Equity Compensation Plan table) and Item 403 of Regulation S-K under the heading "Stock Beneficially Owned by Directors, Nominees and Certain Executive Officers" in our Definitive Proxy Statement is hereby incorporated by reference in response to this Item 12.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information set forth in response to Item 404 of Regulation S-K under the heading "Certain Relationships and Related Transactions" in our Definitive Proxy Statement is incorporated herein by reference in response to this Item 13.

ITEM 14. CONTROLS AND PROCEDURES

During November and early December 2002, the Company conducted a review of its disclosure controls and procedures. Based on their evaluation of these controls and procedures as of December 11, 2002, Mr. Webster, our CEO, and Mr. Schmidgall, our CFO, concluded that the Company's disclosure controls and procedures were appropriate and effective in causing information required to be disclosed in our reports filed under the Securities Exchange Act of 1934 to be recorded, processed, summarized and reported within the required time periods. There have been no significant changes in our internal controls or in other factors that could significantly affect these controls since December 11, 2002.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) The following items are filed as a part of the report:

1. The Company's consolidated financial statements prepared in accordance with Regulation S-X, including the consolidated statements of income, cash flows, stockholders' equity, and comprehensive income for the three fiscal periods ended September 30, 2002, September 30, 2001 and September 30, 2000 and the consolidated balance sheets as of September 30, 2002 and 2001, and related notes and the independent auditor's report thereon are included under Item 8 of this Annual Report.

2. No financial statement schedules are required to be included in this Annual Report by the Securities and Exchange Commission's regulations.

3. The list of exhibits following the signature page of this Annual Report is incorporated by reference herein in partial response to this Item.

(b) Reports on Form 8-K.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ITALIAN PASTA COMPANY

By: /s/Timothy S. Webster
Timothy S. Webster
President and Chief Executive Officer

Date December 18, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

POWER OF ATTORNEY AND SIGNATURES

Each of the undersigned hereby severally constitute and appoint Timothy S. Webster and Warren B. Schmidgall, and each of them singly, with power of substitution and resubstitution, as his true and lawful attorneys, with full power to them and each of them singly, to sign for us in our names in the capacities indicted below, all amendments to this Annual Report on Form 10-K and generally to do all things in our names and on our behalf in such capacities to enable American Italian Pasta Company to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission with respect to this Annual Report on Form 10-K.

/s/Horst W. Schroeder	Chairman of the Board of Directors	December 18, 2002
/s/Timothy S. Webster	President, Chief Executive Officer and Director (Principal Executive Officer)	December 18, 2002
/s/Warren B. Schmidgall	Executive Vice President-Chief Financial Officer, (Principal Financial and Accounting Officer)	December 18, 2002
/s/Robert H. Niehaus	Director	December 18, 2002
/s/Richard C. Thompson	Director	December 18, 2002
/s/Jonathan E. Baum	Director	December 18, 2002
/s/Tim M. Pollak	Director	December 18, 2002
/s/Mark C. Demetree	Director	December 18, 2002
/s/William R. Patterson	Director	December 18, 2002
/s/James A. Heeter	Director	December 18, 2002

CERTIFICATIONS*

I, Timothy S. Webster, certify that:

1. I have reviewed this annual report on Form 10-K of American Italian Pasta Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 18, 2002

/s/Timothy S. Webster
Timothy S. Webster
President and Chief Executive Officer

I, Warren B. Schmidgall, certify that:

1. I have reviewed this annual report on Form 10-K of American Italian Pasta Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   d. All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   e. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: December 18, 2002

/s/Warren B. Schmidgall
Warren B. Schmidgall
Executive VP and Chief Financial Officer

SUPPLEMENTAL INFORMATION TO BE FURNISHED WITH REPORTS FILED PURSUANT TO SECTION 15(D) OF THE ACT BY REGISTRANTS WHICH HAVE NOT REGISTERED SECURITIES PURSUANT TO SECTION 12 OF THE ACT

Not applicable.

EXHIBIT INDEX

Exhibit Number	Description

(3) Articles and By-Laws

3.1 The Company's amended and restated Certificate of Incorporation dated October 7, 1997, which is attached as Exhibit 3.1 to the Company's registration statement on Form S-1, as amended (Commission file no. 333-32827) (the "IPO Registration Statement"), is incorporated by reference herein as Exhibit 3.1.

3.2 The Company's amended and restated Bylaws dated October 7, 1997, which is attached as Exhibit 3.2 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 3.2.

(4) Instruments Defining the Rights of Security Holders, Including Indentures

4.1 The specimen certificate representing the Company's Class A Convertible Common Stock, par value $0.001 per share, which is attached as Exhibit 4.1 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 4.1.

4.2 The specimen certificate representing the Company's Class B Convertible Common Stock, par value $0.001 per share, which is attached as Exhibit 4.2 to the IPO Registration Statement, are incorporated by reference herein as Exhibit 4.2.

4.3 Section 7.1 of the Company's amended and restated Certificate of Incorporation, which is incorporated herein as Exhibit 3.1, is incorporated by reference herein as Exhibit 4.3.

4.4 Article II of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.4.

4.5 Sections 1, 2, 3, 4 of Article III of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.5.

4.6 Article VII of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.6.

4.7 Article IX of the Company's amended and restated Bylaws, which is incorporated herein as Exhibit 3.2, is incorporated by reference herein as Exhibit 4.7.

4.8 Credit Agreement, dated July 16, 2001, among American Italian Pasta Company, Financial Institutions, Firstar Bank, N.A., as Syndication Agent, Bank One, NA, as Documentation Agent, Credit Agricole Indosuez, Fleet National Bank, Keybank National Association, Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, Wachovia Bank, N.A., and Wells Fargo Bank, N.A., as Co-Agents, and Bank of America, N.A., as Administrative Agent, Bank of America Securities LLC, Sole Lead Arranger and Sole Book Manager, which is attached as Exhibit 10.4 to the Company's quarterly report dated August 13, 2001 on Form 10-Q (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 4.8.

4.9 Shareholders Rights Agreement, dated December 3, 1998, between American Italian Pasta Company and UMB Bank, N.A. as Rights Agent, which is attached as Exhibit 1 to the Company's Registration Statement dated December 14, 1998 on Form 8-A12B (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 4.9.

(10) Material Contracts

10.1 Board of Directors Remuneration Policy, which is attached as Exhibit 10.1 to the Company's Annual Report on Form 10-K405 for the fiscal year ended October 2, 1998 (Commission file no. 001-13403), is incorporated by reference herein as Exhibit 10.1.

10.2 N/A

10.3 Amended and Restated Supply Agreement dated October 29, 1992, as amended July 1, 1997, between the Company and Sysco Corporation, which is attached as Exhibit 10.3 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.3.

10.4 N/A

10.5* Employment Agreement between the Company and Timothy S. Webster dated May 30, 2002, which is attached as Exhibit 10 to the Company's quarterly report on Form 10-Q for the period ending June 30, 2002, is incorporated by reference herein as Exhibit 10.5.

10.6.1* Employment Agreement dated September 30, 1997 between the Company and Horst W. Schroeder, which is attached as Exhibit 10.5 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.6.1.

10.6.2* First Amendment to Employment Agreement between the Registrant and Horst W. Schroeder dated October 1, 1999, which is attached as Exhibit 10.1 to the Company's Current Report on Form 8-K dated November 17, 1999, is incorporated by reference herein as Exhibit 10.6.2.

10.7.1* Employment Agreement dated September 1, 2002 between the Company and David E. Watson.

10.7.2 N/A

10.8.1 N/A

10.8.2 N/A

10.9.1* Employment Agreement dated September 1, 2002 between the Company and David B. Potter.

10.9.2 N/A

10.9.3 N/A

10.10* Employment Agreement dated September 1, 2002 between the Company and Warren B. Schmidgall.

10.11 Letter Agreement between the Registrant and HWS & Associates, Inc. dated October 1, 1999, which is attached as Exhibit 10.6 to the Company's Current Report on Form 8-K (Commission File no. 001-13403), dated November 17, 1999, is incorporated by reference herein as Exhibit 10.11.

10.12 N/A

10.13* Employment Agreement dated September 1, 2002 between the Company and Walter George.

10.14* American Italian Pasta Company 1992 Stock Option Plan, which is attached as Exhibit 10.10 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.14.

10.15* American Italian Pasta Company 1993 Non-Qualified Stock Option Plan, which is attached as Exhibit 10.11 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.15.

10.16* 1996 Salaried Bonus Plan, which is attached as Exhibit 10.13 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.16.

10.17.1* 1997 Equity Incentive Plan, which is attached as Exhibit 10.14 to the IPO Registration Statement, is incorporated by reference herein as Exhibit 10.17.1.

10.17.2* First amendment to 1997 Equity Incentive Plan, which is attached as Exhibit 10.1 to the Company's July 31, 1998 Form 10-Q (Commission file no. 001-13403), is incorporated by reference here in as Exhibit 10.17.2.

10.17.3* American Italian Pasta Company 2000 Equity Incentive Plan, as amended, which is attached as Exhibit 10.5 to the Company's quarterly report dated August 13, 2001 on Form 10-Q (Commission File No. 001-13403), is incorporated by reference herein as Exhibit 10.17.3.

10.18 Product Supply and Pasta Production Cooperation Agreement dated May 7, 1998 between the Registrant and Harvest States Cooperatives which is attached as Exhibit 10.2 to the Company's July 31, 1998 Form 10-Q Commission file no. 001-13403), is incorporated by reference herein as Exhibit 10.18.

10.19 N/A

10.20 N/A

10.21 N/A

10.22 Flour Purchase Agreement by and between American Italian Pasta Company and Bay State Milling Company dated August 7, 2002. (We have omitted certain information from the Agreement and filed it separately with the Securities and Exchange Commission pursuant to our request for confidential treatment under Rule 24b-2. We have identified the omitted confidential information by the following statement, "Confidential portions of material have been omitted and filed separately with the Securities and Exchange Commission," as indicated throughout the document with an asterisk in brackets ([*])).

10.23* Employment Agreement dated September 1, 2002 between the Company and Jerry H. Dear.

10.24* Form of Stock Option Award Agreement for Stock Option Awards granted pursuant to the Company's 2000 Equity Incentive Plan.

10.25* Form of Restricted Stock Agreement for Restricted Stock Awards granted pursuant to the Company's 2000 Equity Incentive Plan.

(21) Subsidiaries of the registrant

List of subsidiaries is attached hereto as Exhibit 21.

(23) Consent of Ernst & Young LLP

(24) Power of Attorney

The power of attorney is set forth on the signature page of this Annual Report.

(99) Additional Exhibits

Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Represents a management contract or a compensatory plan or arrangement.

Board of Directors

BOARD

Horst W. Schroeder
Chairman of the Board,
American Italian Pasta Company

Timothy S. Webster
President and Chief Executive Officer,
American Italian Pasta Company

Jonathan E. Baum
Chairman and Chief Executive Officer,
George K. Baum & Co.
Kansas City, Mo.

Mark C. Demetree
Chairman and Chief Executive Officer,
US Salt Holdings, LLC
Overland Park, Kan.

James A. Heeter
Partner,
Sonnenschein Nath & Rosenthal
Kansas City, Mo.

Robert H. Niehaus
Chairman,
Greenhill Capital Partners
New York, N.Y.

William R. Patterson
Partner,
Stonecreek Management, LLC
Overland Park, Kan.

Tim M. Pollak
Managing Director,
Sagaponack Associates, Inc.
Sagaponack, N.Y.

Richard C. Thompson
President and Chief Executive Officer,
The Meow Mix Company
Secaucus, N.J.

AUDIT COMMITTEE
William R. Patterson, Chairman
Jonathan E. Baum
James A. Heeter

COMPENSATION COMMITTEE
Mark C. Demetree, Chairman
Jonathan E. Baum
Robert H. Niehaus

NOMINATING/GOVERNANCE COMMITTEE
James A. Heeter, Chairman
Tim M. Pollak
Richard C. Thompson

Executive Officers

U.S. AND CORPORATE

Timothy S. Webster
President and Chief Executive Officer

Warren B. Schmidgall
Executive Vice President and
Chief Financial Officer

David E. Watson
Executive Vice President,
Operations and Corporate
Development

David B. Potter
Executive Vice President,
Procurement and Industrial
Marketing

Keith A. Conard
Executive Vice President,
Sales and Marketing

Jerry H. Dear
Executive Vice President,
Store Brands, Wal-Mart,
Special Channels

Walter N. George
Senior Vice President,
Supply Chain and Logistics

Chrystal L. Johnson
Vice President, Information Systems

Eric L. Johnson
Vice President, Engineering

Michael J. Kaczynski
Area Vice President, Northeast

David L. Kaplan
Area Vice President, Southeast

Jerry L. Krueger
Vice President, Human Resources

Thomas W. Olive
Vice President of Finance, Strategic
Business Units

Mark A. Peterson
Vice President, Accounting and
Finance

Patrick D. Regan
Area Vice President, Midwest
and West

Daniel M. Rennell
Vice President, Trade Marketing

P. Garry Willenbrink
Vice President, Logistics

George Michael (Mike) Willhoite
Vice President and General Manager
of Columbia Operations

ITALY

Andrea Ghia
Managing Director of European
Operations

Francesco (Frank) Bonfanti
President

AIPC's brands have a leading share (No.1 or No.2) in 30 key U.S. markets


MARTHA GOOCH
MRS. GRASS
PENNSYLVANIA DUTCH
ANTHONY'S
MUELLER'S
R&F
LUXURY
RONCO

Note: The map above is a general indication of AIPC brands' national distribution. There are overlaps (e.g., Mueller's and Pennsylvania Dutch) and broader distribution coverage through the military and national retailers that are not reflected in this overview.

Corporate Data

CORPORATE HEADQUARTERS
4100 North Mulberry Drive
Kansas City, MO 64116
(816) 584-5000
Telefax: (816) 584-5100

EUROPEAN OFFICE
Pasta Lensi, S.r.l.
Via Don Luigi Sturzo 21/23
25028 Verolanuova
Italy

INDEPENDENT AUDITOR
Ernst & Young LLP
One Kansas City Place
1200 Main Street
Kansas City, MO 64105

STOCK TRADING INFORMATION
Listed on New York Stock Exchange
Ticker Symbol: PLB

LEGAL COUNSEL
Blackwell Sanders Peper Martin LLP
2300 Main Street, Suite 1000
Kansas City, MO 64108

REGISTRAR & TRANSFER AGENT
UMB Bank, n.a.
P.O. Box 419226
Kansas City, MO 64141-6226
(816) 860-7000

For change of name, address or to replace lost stock certificates, write or call the Securities Transfer Division.

ANNUAL MEETING
Shareholders are cordially invited to attend the Annual Meeting of Shareholders, which will be at the Hyatt Regency Crown Center, Kansas City, Mo. on February 6, 2003 at 10:30 a.m.

SECURITIES ANALYST CONTACT
Securities analyst inquiries are welcome.

Please direct them to:
Serri Helm
Director of Investor Relations
(816) 584-5235
E-mail: shelm@aipc.com

PRODUCTION FACILITIES
Excelsior Springs, Mo.
Columbia, S.C.
Kenosha, Wis.
Verolanuova, Italy
Tolleson, Ariz.

INTERNET ADDRESSES
www.aipc.com
www.muellerspasta.com

AMERICAN ITALIAN AIPC PASTA COMPANY